                                         Registration Statement No. ____________

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                    FORM N-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                      And

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940


           THE TRAVELERS SEPARATE ACCOUNT SIX FOR VARIABLE ANNUITIES
           ---------------------------------------------------------
                           (Exact name of Registrant)

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                     --------------------------------------
                              (Name of Depositor)

                 ONE TOWER SQUARE, HARTFORD, CONNECTICUT  06183
                 ----------------------------------------------
              (Address of Depositor's Principal Executive Offices)

       Depositor's Telephone Number, including area code: (860) 277-0111
                                                          --------------

                                ERNEST J. WRIGHT
                     The Travelers Life and Annuity Company
                                One Tower Square
                          Hartford, Connecticut  06183
                          ----------------------------
                    (Name and Address of Agent for Service)





Approximate Date of Proposed Public Offering:               As soon as practicable following
                                                            the effectiveness of the Registration
                                                            Statement.


It is proposed that this filing will become effective (check appropriate box):
N/A         immediately upon filing pursuant to paragraph (b) of Rule 485.
-------
N/A         on ___________ pursuant to paragraph (b) of Rule 485.
-------
N/A         60 days after filing pursuant to paragraph (a)(1) of Rule 485.
-------
N/A         on ___________ pursuant to paragraph (a)(1) of Rule 485.
-------

If appropriate, check the following box:
_____ this post-effective amendment designates a new effective date for a previously filed post-effective amendment.


The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

           THE TRAVELERS SEPARATE ACCOUNT SIX FOR VARIABLE ANNUITIES

                             Cross-Reference Sheet

                                    Form N-4

Item
No.                                                         Caption in Prospectus
---                                                         ---------------------
1.    Cover Page                                            Prospectus
2.    Definitions                                           Index of Special Terms
3.    Synopsis                                              Contract Profile
4.    Condensed Financial Information                       Not Applicable
5.    General Description of Registrant,                    The Insurance Company; The Separate Account;
         Depositor, and Portfolio Companies                 the Funding Options
6.    Deductions                                            Charges and Deductions; Distribution of Variable
                                                                 Annuity Contracts
7.    General Description of Variable                       The Annuity Contract
         Annuity Contracts
8.    Annuity Period                                        The Annuity Period
9.    Death Benefit                                         Death Benefit
10.   Purchases and Contract Value                          The Annuity Contract; Distribution of Variable
                                                                 Annuity Contracts
11.   Redemptions                                           Access to Your Money
12.   Taxes                                                      Federal Tax Considerations
13.   Legal Proceedings                                     Legal Proceedings and Opinions
14.  Table of Contents of Statement                         Appendix A - Contents of the Statement of
         of Additional Information                              Additional Information



                                                            Caption in Statement of Additional
                                                            Information
                                                            -----------
15.   Cover Page                                            Cover Page
16.   Table of Contents                                     Table of Contents
17.   General Information and History                       The Insurance Company
18.   Services                                              Principal Underwriter; Distribution and
                                                                 Management Agreement
19.   Purchase of Securities Being Offered                  Valuation of Assets
20.   Underwriters                                          Principal Underwriter
21.   Calculation of Performance Data                       Performance Information
22.   Annuity Payments                                      Not Applicable
23.   Financial Statements                                  Financial Statements

                                     PART A

                      Information Required in a Prospectus

                              TRAVELERS RETIREMENT
                                VARIABLE ANNUITY

                                CONTRACT PROFILE

                                         , 1998

THIS PROFILE IS A SUMMARY OF SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. THE CONTRACT IS MORE FULLY DESCRIBED IN THE FULL PROSPECTUS WHICH IS ATTACHED TO THIS PROFILE. PLEASE READ THE PROSPECTUS CAREFULLY. THE TERMS "WE," "US," "OUR" AND THE "COMPANY" REFER TO TRAVELERS LIFE AND ANNUITY COMPANY. "YOU" AND "YOUR" REFER TO THE CONTRACT OWNER/PARTICIPANT.

1. THE VARIABLE ANNUITY CONTRACT. The Contract offered by Travelers Life and Annuity Company is a variable annuity that is intended for retirement savings or other long-term investment purposes. The Contract provides a death benefit as well as guaranteed income options. You will be issued a certificate summarizing the provisions of the group Contract. For convenience, this prospectus refers to both Contracts and Certificates as "Contracts," and individual participants are referred to as "Contract Owners". You can make one or more payments, as you choose, on a pre-tax basis. You direct your payment(s) to one or more of the variable funding options offered through the Separate Account, as listed in
Section 4.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the income phase. During the accumulation phase, your pre-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. The income phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income (annuity payments) you receive during the income phase.

2. ANNUITY PAYMENTS (THE INCOME PHASE). If you want to receive regular income payments from your annuity, you can choose one of the following annuity options:
Option 1 -- payments for your life (life annuity) -- assuming that you are the annuitant; Option 2 -- payments for your life with an added guarantee that payments will continue to your beneficiary for a certain number of months (120, 180 or 240, as you select), if you should die during that period; Option
3 -- Joint and Last Survivor Life Annuity, in which payments are made for your life and the life of another person (usually your spouse); Option 4 -- Joint and Last Survivor Life Annuity, in which the annuity is reduced on death of Primary Payee; Option 5 -- payment for a Fixed Period.

Once you make an election of an annuity option and begin to receive payments, it cannot be changed. During the income phase, you have the same investment choices you had during the accumulation phase. If amounts are directed to the funding options through the Separate Account, the dollar amount of your payments may increase or decrease.

In addition, depending on which annuity option you select, and depending on market conditions, one or more of the following annuity benefits may also be available. Please refer to your Contract.

ANNUITIZATION CREDIT. If you annuitize after you have been a contract owner for at least 1 year, you are entitled to an annuitization credit. This credit is applied to your contract value, and is calculated as a percentage of your contract value applied to a fixed or variable annuity. This credit equals 0.5% during contract years 2-5, 1.0% during contract years 6-10, and 2.0% during contract years 11 and greater. There is no annuitization credit for contracts held less than 1 year.

VARIABLE ANNUITIZATION FLOOR BENEFIT. Under this benefit, we guarantee that, regardless of the performance of the Funding Options, the amount of each periodic annuity payment will never be less than a percentage of your first annuity payment. The guaranteed percentage will vary depending on market conditions, but will never be less than 50%. There is a separate charge for this guarantee. The charge for this guarantee will also vary depending on market conditions, but will remain the same throughout the term of that annuitization. If you select this benefit, you may transfer only between certain funding options which are available under this benefit.

LIQUIDITY BENEFIT. Additionally, if you have selected an annuity option with "period certain" payment, you may elect to receive a payment equal to a percentage or all of your remaining period certain annuity payments any time after the first contract year. After the certain period expires, your payments will increase back to the level they would have been had no surrender taken place. For variable annuity payments, the interest rate used to calculate the amount of your lump sum is the Assumed Net Investment Factor, as shown in your Contract. For fixed annuity payments, the interest rate is the current rate of return offered by us on new contracts. If you request a portion of the total amount available, your remaining period certain payments will be reduced by that percentage. There is a surrender charge of 5% of the amount withdrawn under this benefit. This benefit is not available in conjunction with the Variable Annuitization Floor Benefit.

INCREASING BENEFIT OPTION. If you have elected a fixed annuity option, you may choose a percentage by which your annuity payments will increase on each Contract anniversary. You may choose a whole number percentage from 1% to 4%.

3. PURCHASE. You may purchase the Contract with an initial payment of at least $20,000. You may make additional payments of at least $5,000 at any time during the accumulation phase.

CONSERVATION CREDIT. We may add a credit to funds received as purchase payments if such funds originated from another contract issued by Us or Our affiliates. If applied, the amount of this credit will be determined by us.

OPTIONAL DEATH BENEFIT CREDIT. If you select the Optional Death Benefit, we will add a credit to each purchase payment equal to 2% of that purchase payment. These credits are applied pro rata to the same funding options to which your purchase payment was applied.

WHO SHOULD PURCHASE THIS CONTRACT? The Contract is currently available for use in connection with qualified retirement plans, which include contracts qualifying under Section 401, 403, 408 or 457 of the Internal Revenue Code of 1986, as amended.

4. INVESTMENT OPTIONS. You can direct your money into any or all of the following funding options. They are described in the accompanying fund prospectuses. Depending on market conditions, you may make or lose money in any of these options:

High Yield Bond Trust
Managed Assets Trust
Money Market Portfolio
AMERICAN ODYSSEY FUNDS, INC.
  Core Equity Fund
  Emerging Opportunities Fund
  Global High-Yield Bond Fund
  Intermediate-Term Bond Fund
  International Equity Fund
  Long-Term Bond Fund
DELAWARE GROUP PREMIUM FUND, INC.
  REIT Series
  Small Cap Value Series
DREYFUS VARIABLE INVESTMENT FUND
  Capital Appreciation Portfolio
  Small Cap Portfolio
GREENWICH STREET SERIES FUND
  Equity Index Portfolio Class II
MONTGOMERY FUNDS III
  Montgomery Variable Series: Growth Fund
OCC ACCUMULATION TRUST
  Equity Portfolio
SALOMON BROTHERS VARIABLE SERIES FUNDS, INC.
  Salomon Brothers Variable Capital Fund
  Salomon Brothers Variable Investors Fund
  Salomon Brothers Variable Total Return Fund
STRONG VARIABLE INSURANCE FUNDS, INC.
  Strong Schafer Value Fund II
TRAVELERS SERIES FUND, INC.
  Alliance Growth Portfolio
  MFS Total Return Portfolio
  Putnam Diversified Income Portfolio
  Smith Barney High Income Portfolio
  Smith Barney International Equity Portfolio
  Smith Barney Large Capitalization Growth     Portfolio
THE TRAVELERS SERIES TRUST
  Disciplined Mid Cap Stock Portfolio
  Disciplined Small Cap Stock Portfolio
  Equity Income Portfolio
  Federated Stock Portfolio
  Large Cap Portfolio
  Lazard International Stock Portfolio
  MFS Mid Cap Growth Portfolio
  MFS Research Portfolio
  Social Awareness Stock Portfolio
  Strategic Stock Portfolio
  Travelers Quality Bond Portfolio
  U.S. Government Securities Portfolio
  Utilities Portfolio
WARBURG PINCUS TRUST
  Emerging Markets Portfolio

5. EXPENSES. The Contract has insurance features and investment features, and there are costs related to each. For the Standard Death Benefit, the annual insurance charge is .80% of the amounts you direct to the funding options. For the Optional Death Benefit and Credit option, the annual insurance charge is 1.25%.

Each funding option has charges for management and other expenses. The charges range from .58% to 2.11% annually, of the average daily net asset balance of the funding option, depending on the funding option.

If you withdraw amounts under the Contract, the Company may deduct a withdrawal charge (0% to 5%) of the amount of purchase payments withdrawn from the Contract. If you withdraw all amounts under the Contract, or if you begin receiving annuity payments, the Company may be required by your state to deduct a premium tax of 0%-5%.

If the Variable Annuitization Floor Benefit is selected, there is a Floor Benefit charge assessed. This charge is equal to the applicable insurance charge, as described above, increased by a percentage not to exceed 3% per year. This charge will vary based upon market conditions, and will be set at the time you choose this option. Once established, this charge will remain the same throughout the term of the annuitization. The Floor Benefit charge compensates us for the risk we take in guaranteeing that, regardless of the performance of the funding options, your periodic annuity payments will never be less than a percentage of your first annuity payment.

The following table is designed to help you understand the Contract charges. In the table below, "Total Annual Insurance Charge" includes the mortality and expense risk charge of .80% for the Standard Death Benefit(a), and 1.25% for the Optional Death Benefit and Credit(b). The column "Total Annual Charges" reflects the mortality and expense risk charge and the investment charges for each portfolio. Each of the American Odyssey Funds is listed twice, once with the optional CHART asset allocation fee of .80% reflected, and once without the optional asset allocation fee. The columns under the heading "Examples" show how much you would pay under the Contract for a one-year period and for a 10-year period. As required by the SEC, the examples assume that you invested $1,000 in a Contract that earns 5% annually and that you withdraw your money at the end of year 1 and at the end of year 10. For years 1 and 10, the examples show the aggregate of all the annual charges assessed during that time. For these examples, the premium tax is assumed to be 0%.

                                                                          TOTAL                EXAMPLES: TOTAL
                                                               TOTAL      ANNUAL               ANNUAL EXPENSES
                                                              ANNUAL     FUNDING     TOTAL       AT END OF:
                                                             INSURANCE    OPTION    ANNUAL    -----------------
                    PORTFOLIO NAME                            CHARGES    EXPENSES   CHARGES   1 YEAR   10 YEARS
---------------------------------------------------------------------------------------------------------------
High Yield Bond Trust................................. (a)         %      0.84%          %     $         $
                                                       (b)         %          %          %
Managed Assets Trust.................................. (a)         %      0.63%          %
                                                       (b)         %          %          %
Money Market Portfolio................................ (a)         %      0.40%          %
                                                       (b)         %          %          %
AMERICAN ODYSSEY FUNDS, INC.(1)
    Core Equity Fund.................................. (a)         %      0.65%          %
                                                       (b)         %          %          %
    Emerging Opportunities Fund....................... (a)         %      0.86%          %
                                                       (b)         %          %          %
    Global High-Yield Bond Fund....................... (a)         %      0.68%          %
                                                       (b)         %          %          %
    Intermediate-Term Bond Fund....................... (a)         %      0.63%          %
                                                       (b)         %          %          %
    International Equity Fund......................... (a)         %      0.77%          %
                                                       (b)         %          %          %
    Long-Term Bond Fund............................... (a)         %      0.62%          %
                                                       (b)         %          %          %
AMERICAN ODYSSEY FUNDS, INC.(2)
    Core Equity Fund.................................. (a)         %      1.90%          %
                                                       (b)         %          %          %
    Emerging Opportunities Fund....................... (a)         %      2.11%          %
                                                       (b)         %          %          %
    Global High-Yield Bond Fund....................... (a)         %      1.93%          %
                                                       (b)         %          %          %
    Intermediate-Term Bond Fund....................... (a)         %      1.88%          %
                                                       (b)         %          %          %
    International Equity Fund......................... (a)         %      2.02%          %
                                                       (b)         %          %          %
    Long-Term Bond Fund............................... (a)         %      1.87%          %
                                                       (b)         %          %          %

                                                                          TOTAL                EXAMPLES: TOTAL
                                                               TOTAL      ANNUAL               ANNUAL EXPENSES
                                                              ANNUAL     FUNDING     TOTAL       AT END OF:
                                                             INSURANCE    OPTION    ANNUAL    -----------------
                    PORTFOLIO NAME                            CHARGES    EXPENSES   CHARGES   1 YEAR   10 YEARS
---------------------------------------------------------------------------------------------------------------
DELAWARE GROUP PREMIUM FUND, INC.
    REIT Series....................................... (a)         %      0.85%          %     $         $
                                                       (b)         %          %          %
    Small Cap Value Series............................ (a)         %      0.85%          %
                                                       (b)         %          %          %
DREYFUS VARIABLE INVESTMENT FUND
    Capital Appreciation Portfolio.................... (a)         %      0.80%          %
                                                       (b)         %          %          %
    Small Cap Portfolio............................... (a)         %      0.78%          %
                                                       (b)         %          %          %
GREENWICH STREET SERIES FUND
    Equity Index Portfolio Class II................... (a)         %                     %
                                                       (b)         %          %          %
MONTGOMERY FUNDS III
    Montgomery Variable Series: Growth Fund........... (a)         %      1.25%          %
                                                       (b)         %          %          %
OCC ACCUMULATION TRUST
    Equity Portfolio.................................. (a)         %      0.99%          %
                                                       (b)         %          %          %
SALOMON BROTHERS VARIABLE SERIES FUNDS, INC.
    Salomon Brothers Variable Capital Fund............ (a)         %      1.00%          %
                                                       (b)         %          %          %
    Salomon Brothers Variable Total Return Fund....... (a)         %      1.00%          %
                                                       (b)         %          %          %
STRONG VARIABLE INSURANCE FUNDS, INC.
    Strong Schafer Value Fund II...................... (a)         %      1.20%          %
                                                       (b)         %          %          %
TRAVELERS SERIES FUND, INC.
    Alliance Growth Portfolio......................... (a)         %      0.82%          %
                                                       (b)         %          %          %
    MFS Total Return Portfolio........................ (a)         %      0.86%          %
                                                       (b)         %          %          %
    Putnam Diversified Income Portfolio............... (a)         %      0.88%          %
                                                       (b)         %          %          %
    Smith Barney High Income Portfolio................ (a)         %      0.70%          %
                                                       (b)         %          %          %
    Smith Barney International Equity Portfolio....... (a)         %      1.01%          %
                                                       (b)         %          %          %
    Smith Barney Large Capitalization Growth
      Portfolio....................................... (a)         %          %          %
                                                       (b)         %          %          %
THE TRAVELERS SERIES TRUST
    Disciplined Mid Cap Stock Portfolio............... (a)         %      0.95%          %
                                                       (b)         %          %          %
    Disciplined Small Cap Stock Portfolio............. (a)         %      1.00%          %
                                                       (b)         %          %          %
    Equity Income Portfolio........................... (a)         %      0.95%          %
                                                       (b)         %          %          %
    Federated Stock Portfolio......................... (a)         %      0.95%          %
                                                       (b)         %          %          %
    Large Cap Portfolio............................... (a)         %      0.95%          %
                                                       (b)         %          %          %
    Lazard International Stock Portfolio.............. (a)         %      1.25%          %
                                                       (b)         %          %          %
    MFS Mid Cap Growth Portfolio...................... (a)         %      1.00%          %
                                                       (b)         %          %          %
    MFS Research Portfolio............................ (a)         %      1.00%          %
                                                       (b)         %          %          %

                                                                          TOTAL                EXAMPLES: TOTAL
                                                               TOTAL      ANNUAL               ANNUAL EXPENSES
                                                              ANNUAL     FUNDING     TOTAL       AT END OF:
                                                             INSURANCE    OPTION    ANNUAL    -----------------
                    PORTFOLIO NAME                            CHARGES    EXPENSES   CHARGES   1 YEAR   10 YEARS
---------------------------------------------------------------------------------------------------------------
    Social Awareness Stock Portfolio.................. (a)         %      0.98%          %     $         $
                                                       (b)         %      0.98%          %
    Strategic Stock Portfolio......................... (a)         %      0.90%          %
                                                       (b)         %          %          %
    Travelers Quality Bond Portfolio.................. (a)         %      0.75%          %
                                                       (b)         %          %          %
    U.S. Government Securities Portfolio.............. (a)         %      0.58%          %
                                                       (b)         %          %          %
    Utilities Portfolio............................... (a)         %      1.06%          %
                                                       (b)         %          %          %
WARBURG PINCUS TRUST
    Emerging Markets Portfolio........................ (a)         %      1.40%          %
                                                       (b)         %          %          %

(1) Reflects expenses that would be incurred for those Contract Owners who DO NOT participate in the CHART Asset Allocation program.

(2) Reflects expenses that would be incurred for those Contract Owners who DO participate in the CHART Asset Allocation program.

6. TAXES. The payments you make during the accumulation phase are made with before-tax dollars. You will be taxed on your purchase payments and on any earnings when you make a withdrawal or begin receiving annuity payments.

If you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

During the annuity period, if you have elected the optional Variable Annuity Floor option and take a surrender, there will be tax implications. Consult your tax advisor.

7. ACCESS TO YOUR MONEY. You can take withdrawals any time during the accumulation phase. A withdrawal charge may apply. The amount of the charge depends on a number of factors, including the length of time since the purchase payment was made (5% if withdrawn within one year, gradually decreasing to 0% for payments held by the Company for 6 years or more). During the first contract year, you may withdraw up to 20% of the initial purchase payment without a withdrawal charge. After the first contract year, you may withdraw up to 20% (10% in New York) of the contract value (as of the end of the previous contract year) without a withdrawal charge. Of course, you may have to pay income taxes and a tax penalty on taxable amounts you withdraw.

8. PERFORMANCE. The value of the Contract will vary depending upon the investment performance of the funding options you choose. Past performance is not a guarantee of future results. Performance information that predates the separate account is considered "nonstandard" by the SEC. Such nonstandard performance is shown in the Statement of Additional Information that you may request free of charge.

9. DEATH BENEFIT. The person chosen as the beneficiary will receive a death benefit upon the first death of any owner or the annuitant before the maturity date. You may select either the Standard Death Benefit or the Optional Death Benefit and Credit at the time of purchase:

STANDARD DEATH BENEFIT:


-----------------------------------------------------------------------------------------
    ANNUITANT'S AGE                             DEATH BENEFIT PAYABLE
 ON THE CONTRACT DATE                  (CALCULATED AS OF THE DEATH REPORT DATE)
-----------------------------------------------------------------------------------------
 Before age 80               Greater of:
                             (1) contract value; or (2) total purchase payments less any withdrawals (and related charges).
-----------------------------------------------------------------------------------------
 On or after age 80          Contract value.
-----------------------------------------------------------------------------------------

OPTIONAL DEATH BENEFIT AND CREDIT

The Optional Death Benefit and Credit varies depending on the Annuitant's age on the Contract Date and/or when the annuitant dies.


-----------------------------------------------------------------------------------------
    ANNUITANT'S AGE                             DEATH BENEFIT PAYABLE
 ON THE CONTRACT DATE                  (CALCULATED AS OF THE DEATH REPORT DATE)
-----------------------------------------------------------------------------------------
 Under Age 70                IF NOTIFIED WITHIN 6 MONTHS OF THE DEATH: Greatest of:
                             (1) contract value; (2) total purchase payments, less any
                             withdrawals (and related charges), or (3) maximum Step Up
                                 death benefit value associated with contract date
                                 anniversaries beginning with the 5th, and ending with
                                 the last before the annuitant's 76th birthday.
                             IF NOTIFIED 6 MONTHS OR MORE AFTER THE DEATH: Contract Value
                             (unless prohibited by state law)
-----------------------------------------------------------------------------------------
                             IF NOTIFIED WITHIN 6 MONTHS OF THE DEATH: Greatest of:
                             (1) above, (2) above, or (3) the Step Up death benefit value associated with the 5th contract date anniversary.
                             IF NOTIFIED 6 MONTHS OR MORE AFTER THE DEATH: Contract Value
                             (unless prohibited by state law)
-----------------------------------------------------------------------------------------
 Age 76-80                   Greater of (1) or (2) above.
-----------------------------------------------------------------------------------------
 Age over 80                 Contract value.
-----------------------------------------------------------------------------------------
IF ANNUITANT DIES ON OR
AFTER AGE 80                 Contract value.
-----------------------------------------------------------------------------------------

All death benefit values described above are calculated at the close of business on the date the Company received due proof of death and written distribution instructions (the death report date). The amounts will be reduced by any applicable premium taxes due and any outstanding loans.

10. OTHER INFORMATION

RIGHT TO RETURN. If you cancel the Contract within ten days after you receive it, you will receive a full refund of the purchase payment, less any applicable conservation credits. Where state law requires a variation, the Company will comply.

ADDITIONAL FEATURES. This Contract has other features you may be interested in. These include:

DOLLAR COST AVERAGING. This is a program that allows you to invest a fixed amount of money in Funding Options each month, theoretically giving you a lower average cost per unit over time as compared to a single one-time purchase. Dollar cost averaging requires regular investments regardless of fluctuating price levels, and does not guarantee a profit nor prevent loss in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

ASSET ALLOCATION ADVICE. If allowed, you may elect to enter into a separate advisory agreement with Copeland Financial Services, Inc. ("Copeland"), an affiliate of the Company, for the purpose of receiving asset allocation advice under Copeland's CHART Program. The CHART Program allocates all purchase payments among the American Odyssey Funds. The CHART Program and applicable fees are fully disclosed in a separate Disclosure Statement.

SYSTEMATIC WITHDRAWAL OPTION. Before the maturity date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn.

MANAGED DISTRIBUTION PROGRAM. This program allows for the Company to automatically calculate and distribute to you, in November of the applicable tax year, an amount that will satisfy the Internal Revenue Service's minimum distribution requirements imposed on certain contracts once the owner reaches age 70 1/2 or retires. These minimum distributions occur during the accumulation phase.

11. INQUIRIES. If you need more information, please contact us at (800) 842-9406 or:

    Travelers Life and Annuity Company
    Annuity Services
    One Tower Square
    Hartford, CT 06183

                                   PROSPECTUS
                       THE TRAVELERS SEPARATE ACCOUNT SIX
                             FOR VARIABLE ANNUITIES

This prospectus describes (PRODUCT NAME), a group flexible premium deferred variable annuity contract (the "Contract") issued by The Travelers Life and Annuity Company (the "Company," "we" or "our"). The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("qualified Contracts") and Individual Retirement Accounts (IRAs). You will be issued a certificate summarizing the provisions of the group Contract. For convenience, this prospectus refers to both Contracts and certificates as "Contracts."

Your purchase payments accumulate on a variable basis through one or more of the sub-accounts ("funding options") of the Travelers Separate Account Six for Variable Annuities ("Separate Account Six"). Your contract value will vary daily to reflect the investment experience of the funding options you select. The funding options currently available are:

High Yield Bond Trust
Managed Assets Trust
Money Market Portfolio
AMERICAN ODYSSEY FUNDS, INC.
  Core Equity Fund
  Emerging Opportunities Fund
  Global High-Yield Bond Fund
  Intermediate-Term Bond Fund
  International Equity Fund
  Long-Term Bond Fund
DELAWARE GROUP PREMIUM FUND, INC.
  REIT Series
  Small Cap Value Series
DREYFUS VARIABLE INVESTMENT FUND
  Capital Appreciation Portfolio
  Small Cap Portfolio
GREENWICH STREET SERIES FUND
  Equity Index Portfolio Class II
MONTGOMERY FUNDS III
  Montgomery Variable Series: Growth Fund
OCC ACCUMULATION TRUST
  Equity Portfolio
SALOMON BROTHERS VARIABLE SERIES FUNDS, INC.
  Salomon Brothers Variable Capital Fund
  Salomon Brothers Variable Investors Fund
  Salomon Brothers Variable Total Return Fund
STRONG VARIABLE INSURANCE FUNDS, INC.
  Strong Schafer Value Fund II
TRAVELERS SERIES FUND, INC.
  Alliance Growth Portfolio
  MFS Total Return Portfolio
  Putnam Diversified Income Portfolio
  Smith Barney High Income Portfolio
  Smith Barney International Equity Portfolio
  Smith Barney Large Capitalization Growth Portfolio
THE TRAVELERS SERIES TRUST
  Disciplined Mid Cap Stock Portfolio
  Disciplined Small Cap Stock Portfolio
  Equity Income Portfolio
  Federated Stock Portfolio
  Large Cap Portfolio
  Lazard International Stock Portfolio
  MFS Mid Cap Growth Portfolio
  MFS Research Portfolio
  Social Awareness Stock Portfolio
  Strategic Stock Portfolio
  Travelers Quality Bond Portfolio
  U.S. Government Securities Portfolio
  Utilities Portfolio
WARBURG PINCUS TRUST
  Emerging Markets Portfolio

The contracts and/or some of the funding options may not be available in all states. THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE CURRENT PROSPECTUSES FOR THE FUNDING OPTIONS. THESE PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

This prospectus provides the information that you should know before investing in the Contract. You can receive additional information about Separate Account Six by requesting a copy of the Statement of Additional Information ("SAI")
dated       , 1998. The SAI has been filed with the Securities and Exchange
Commission ("SEC") and is incorporated by reference into this prospectus. To request a copy, write to The Travelers Life and Annuity Company, Annuity Services, One Tower Square, Hartford, Connecticut 06183, call (800) 842-8573, or access the SEC's website (http://www.sec.gov). The Table of Contents of the SAI appears in Appendix B of this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR ENDORSED OR GUARANTEED BY ANY BANK, NOR ARE THEY FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FDIC, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY; THEY ARE SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL INVESTMENT.

                         PROSPECTUS DATED       , 1998

                               TABLE OF CONTENTS

INDEX OF SPECIAL TERMS................      2
FEE TABLE.............................      3
THE ANNUITY CONTRACT..................      8
Purchase Payments.....................      8
Conservation Credit...................      8
Accumulation Units....................      8
The Funding Options...................      8
CHARGES AND DEDUCTIONS................     12
General...............................     12
Withdrawal Charge.....................     13
Free Withdrawal Allowance.............     13
Mortality and Expense Risk Charge.....     13
Floor Benefit Charge..................     14
Funding Option Expenses...............     14
Premium Tax...........................     14
Changes in Taxes Based Upon Premium or
  Value...............................     14
OWNERSHIP PROVISIONS..................     14
Types of Ownership....................     14
Beneficiary...........................     14
TRANSFERS.............................     15
Dollar Cost Averaging.................     15
ACCESS TO YOUR MONEY..................     15
Systematic Withdrawals................     15
Managed Distribution Program..........     16
DEATH BENEFIT.........................     16
Death Proceeds Before the Maturity
Date .................................     16
Death Proceeds After the Maturity
Date .................................     17
Payment of Proceeds...................     17
THE ANNUITY PERIOD....................     17
Maturity Date.........................     17
Liquidity Benefit.....................     18
Allocation of Annuity.................     18
Variable Annuity......................     18
Fixed Annuity.........................     19
PAYMENT OPTIONS.......................     19
Election of Options...................     19
Variable Annuitization Floor
  Benefit.............................     20
Annuity Options.......................     20
MISCELLANEOUS CONTRACT PROVISIONS.....     21
Right to Return.......................     21
Termination...........................     21
Required Reports......................     21
Suspension of Payments................     21
ASSET ALLOCATION PROGRAM..............     21
THE SEPARATE ACCOUNT..................     22
Performance Information...............     22
FEDERAL TAX CONSIDERATIONS............     23
General Taxation of Annuities.........     23
Qualified Contracts...................     23
Penalty Tax for Premature
  Distributions.......................     23
Ownership of the Investments..........     23
Mandatory Distributions for Qualified
  Plans...............................     24
OTHER INFORMATION.....................     24
The Insurance Company.................     24
Year 2000 Compliance..................     24
Distribution of Variable Annuity
  Contracts...........................     25
Conformity with State and Federal
  Laws................................     25
Voting Rights.........................     25
Legal Proceedings and Opinions........     25
APPENDIX A: Table of Contents of the
  Statement of Additional
  Information.........................    A-1
APPENDIX B: Waiver of Withdrawal
  Charge for Nursing Home
  Confinement.........................    B-1
APPENDIX C: Market Value Adjustment...    C-1

                             INDEX OF SPECIAL TERMS

The following terms are italicized throughout the prospectus. Refer to the page listed for an explanation of each term.

Accumulation Unit.....................      8
Annuitant.............................     14
Annuity Payments......................     17
Annuity Unit..........................      8
Contract Date.........................      8
Contract Owner (You, Your)............      8
Contract Value........................      8
Contract Year.........................      8
Death Report Date.....................     17
Funding Option(s).....................      8
Maturity Date.........................      8
Purchase Payment......................      8
Written Request.......................      8

                                   FEE TABLE
                              SEPARATE ACCOUNT SIX
--------------------------------------------------------------------------------
CONTRACT OWNER TRANSACTION EXPENSES*
WITHDRAWAL CHARGE (as a percentage of original purchase payment withdrawn):

          LENGTH OF TIME FROM PURCHASE PAYMENT              WITHDRAWAL
                   (NUMBER OF YEARS)                          CHARGE
                           1                                  5%
                           2                                  4%
                           3                                  3%
                           4                                  2%
                           5                                  1%
                    6 and thereafter                          0%

ANNUAL SEPARATE ACCOUNT CHARGES:**
  (as a percentage of the average daily net assets of the Separate Account)

                                                                                OPTIONAL
                                                                STANDARD      DEATH BENEFIT
                                                              DEATH BENEFIT     & CREDIT
       Mortality and Expense Risk Charge....................    .80%            1.25%
       Administrative Expense Charge........................    None             None
                                                                  ----           -------
          Total Separate Account Charges....................    .80%            1.25%

FUNDING OPTION EXPENSES:
(as a percentage of average daily net assets of the Funding Option as of December 31, 1997, unless otherwise noted.)

                                             MANAGEMENT           OTHER         TOTAL ANNUAL
                                                 FEE            EXPENSES          FUNDING
                                           (AFTER EXPENSES   (AFTER EXPENSES       OPTION
             PORTFOLIO NAME                ARE REIMBURSED)   ARE REIMBURSED)      EXPENSES
---------------------------------------------------------------------------------------------
High Yield Bond Trust....................       0.50%             0.34%             0.84%
Managed Assets Trust.....................       0.50%             0.13%             0.63%
Money Market Portfolio...................       0.32%             0.08%(1)          0.40%
AMERICAN ODYSSEY FUNDS, INC.***
     Core Equity Fund....................       0.57%             0.08%(2)          0.65%
     Emerging Opportunities Fund.........       0.60%             0.26%(2)          0.86%
     Global High-Yield Bond Fund.........       0.43%             0.25%(3)          0.68%
     Intermediate-Term Bond Fund.........       0.50%             0.13%(2)          0.63%
     International Equity Fund...........       0.65%             0.12%(2)          0.77%
     Long-Term Bond Fund.................       0.50%             0.12%(2)          0.62%
AMERICAN ODYSSEY FUNDS, INC.***
     Core Equity Fund....................       0.57%             1.33%(2)          1.90%
     Emerging Opportunities Fund.........       0.60%             1.51%(2)          2.11%
     Global High-Yield Bond Fund.........       0.43%             1.50%(3)          1.93%
     Intermediate-Term Bond Fund.........       0.50%             1.38%(2)          1.88%
     International Equity Fund...........       0.65%             1.37%(2)          2.02%
     Long-Term Bond Fund.................       0.50%             1.37%(2)          1.87%
DELAWARE GROUP PREMIUM FUND, INC.
     REIT Series.........................       0.75%             0.10%(4)          0.85%
     Small Cap Value Series..............       0.75%             0.10%(4)          0.85%
DREYFUS VARIABLE INVESTMENT FUND
     Capital Appreciation Portfolio......       0.75%             0.05%             0.80%
     Small Cap Portfolio.................       0.75%             0.03%             0.78%

                                             MANAGEMENT           OTHER         TOTAL ANNUAL
                                                 FEE            EXPENSES          FUNDING
                                           (AFTER EXPENSES   (AFTER EXPENSES       OPTION
             PORTFOLIO NAME                ARE REIMBURSED)   ARE REIMBURSED)      EXPENSES
---------------------------------------------------------------------------------------------
GREENWICH STREET SERIES FUND
     Equity Index Portfolio Class II.....
MONTGOMERY FUNDS III
     Montgomery Variable Series: Growth
       Fund..............................       1.00%             0.25%(5)          1.25%
OCC ACCUMULATION TRUST
     Equity Portfolio....................       0.80%             0.19%(6)          0.99%
SALOMON BROTHERS VARIABLE SERIES FUNDS,
  INC.
     Salomon Brothers Variable Capital
       Fund..............................       0.85%             0.15%(7)          1.00%
     Salomon Brothers Variable Investors
       Fund..............................       0.70%             0.30%(7)          1.00%
     Salomon Brothers Variable Total
       Return Fund.......................       0.80%             0.20%(7)          1.00%
STRONG VARIABLE INSURANCE FUNDS, INC.
     Strong Schafer Value Fund II........       1.00%             0.20%(8)          1.20%
TRAVELERS SERIES FUND, INC.
     Alliance Growth Portfolio...........       0.80%             0.02%(9)          0.82%
     MFS Total Return Portfolio..........       0.80%             0.06%(9)          0.86%
     Putnam Diversified Income
       Portfolio.........................       0.75%             0.13%(9)          0.88%
     Smith Barney High Income
       Portfolio.........................       0.60%             0.10%(9)          0.70%
     Smith Barney International Equity
       Portfolio.........................       0.90%             0.11%(9)          1.01%
     Smith Barney Large Capitalization
       Growth Portfolio..................       0.75%             0.25%(10)         1.00%
THE TRAVELERS SERIES TRUST
     Disciplined Mid Cap Stock
       Portfolio.........................       0.70%             0.25%(12)         0.95%
     Disciplined Small Cap Stock
       Portfolio.........................       0.80%             0.20%(11)         1.00%
     Equity Income Portfolio.............       0.75%             0.20%(12)         0.95%
     Federated Stock Portfolio...........       0.63%             0.32%(12)         0.95%
     Large Cap Portfolio.................       0.75%             0.20%(12)         0.95%
     Lazard International Stock
       Portfolio.........................       0.83%             0.42%(12)         1.25%
     MFS Mid Cap Growth Portfolio........       0.80%             0.20%(11)         1.00%
     MFS Research Portfolio..............       0.80%             0.20%(11)         1.00%
     Social Awareness Stock Portfolio....       0.65%             0.33%             0.98%
     Strategic Stock Portfolio...........       0.60%             0.30%(11)         0.90%
     Travelers Quality Bond Portfolio....       0.32%             0.43%(12)         0.75%
     U.S. Government Securities
       Portfolio.........................       0.32%             0.26%             0.58%
     Utilities Portfolio.................       0.65%             0.41%             1.06%
WARBURG PINCUS TRUST
     Emerging Markets Portfolio..........       0.45%             0.95%(13)         1.40%

NOTES:

The purpose of this Fee Table is to assist Contract Owners in understanding the various costs and expenses that a Contract Owner will bear, directly or indirectly. See "Charges and Deductions" in this prospectus for additional information. Expenses shown do not include premium taxes, which may be applicable. "Other Expenses" include operating costs of the fund. These expenses are reflected in each funding option's net asset value and are not deducted from the account value under the Contract.

  * During the annuity period, a surrender charge of 5% of the amount withdrawn will be assessed for the Liquidity Benefit. See "Liquidity Benefit."

 ** During the annuity period a charge of up to 3.80% or 4.25% may apply, if you elect the optional annuitization floor benefit. See "Floor Benefit Charge."

*** Includes CHART Asset Allocation Fee of 0.80%.

 (1) Other Expenses have been restated to reflect the current expense reimbursement arrangement with The Travelers Life and Annuity Company. Travelers has agreed to reimburse the Fund for the amount by which its aggregate expenses (including the management fee, but excluding brokerage commissions, interest charges and taxes) exceeds 0.40%. Without such arrangement, Total Annual Funding Option Expenses would have been 1.39% for the MONEY MARKET PORTFOLIO.

 (2) These fees reflect an expense reimbursement arrangement with the Funds' investment adviser. Without reimbursement, Total Annual Funding Option Expenses would have been 0.79% for the INTERNATIONAL EQUITY FUND and 0.67% for the CORE EQUITY FUND. The figures After Expense Reimbursement may be greater than the figures Before Expense Reimbursement because of repayments by the Fund to the Manager once the Fund is operating below the expense limitation.

 (3) The Management Fees and Other Expenses for the GLOBAL-HIGH YIELD BOND FUND are estimates and are not based on actual 1997 Fund expenses. Prior to May 1, 1998, the Global High Yield Bond Fund was named the "Short-Term Bond Fund" and had a substantially different investment objective and investment program. Information about the Short-Term Bond Fund is unlikely to be helpful to investors in the Global High-Yield Bond Fund.

 (4) The adviser for the DELAWARE REIT SERIES and the DELAWARE SMALL CAP VALUE SERIES has agreed to voluntarily waive its fee and pay the expenses of the Series to the extent that the Series' annual operating expenses, exclusive of taxes, interest, brokerage commissions and extraordinary expenses, do not exceed 0.85%. Without such waiver, the Small Cap Portfolio's total operating expenses would have been 0.90% for the fiscal year ended December 31, 1997. The adviser estimates that, at current asset levels, the Total Annual Operating Expenses for the REIT Portfolio would be 1.05% without the voluntary fee waiver. This arrangement will be reviewed by the adviser, and is subject to change at any time.

 (5) The Manager has agreed to reduce some or all of its management fees if necessary to keep total annual operating expenses for the Growth Fund at or below 1.25% of its average net assets. The Manager may also voluntarily reduce additional amounts to increase the return to investors. Without such reduction by the Manager, the Fund's actual Total Annual Funding Option Expenses would have been 1.97% for the period ended December 31, 1997.

 (6) The Fund's manager has agreed to reimburse the Fund the amount by which its total operating expenses (net of any expense offsets) exceeds 1.00% of its average daily net assets. There were no fees waived or expenses reimbursed for the fiscal year ended December 31, 1997.

 (7) The amounts set forth for Other Expenses are based on estimates for the current fiscal year and will include fees for shareholder services, administrative fees, custodial fees, legal and accounting fees, printing costs and registration fees. These expenses reflect the voluntary agreement by the Fund's adviser to impose an expense cap for the fiscal year ending December 31, 1998 on the total operating expenses of each Fund (exclusive of taxes, interest and extraordinary expenses such as litigation and indemnification expenses) at the amounts shown in the table through the reimbursement of expenses. Absent such agreement, the ratio of other expenses and Total Annual Funding Option Expenses to the average daily net assets would be 1.91% and 2.61%, respectively, for the INVESTORS FUND; 1.91% and 2.71%, respectively, for the TOTAL RETURN FUND; and 1.91% and 2.76%, respectively, for the CAPITAL FUND.

 (8) Other Expenses are estimated for the current fiscal year. Additionally, these fees reflect a voluntary expense reimbursement arrangement whereby the Portfolio's adviser has voluntarily agreed to cap the Portfolio's total operating expenses at 1.20%. Absent the waiver, the Total Annual Operating Expenses would be 2.00%.

 (9) Other expenses are as of October 31, 1997 (the Fund's fiscal year end). There were no fees waived or expenses reimbursed for these funds in 1997.

(10) Other Expenses are based on estimates for the current fiscal year ending October 31, 1998. Additionally, these fees reflect a voluntarily expense limitation of 1.00% of the Portfolio's average net assets.

(11) Other Expenses are based on estimates for the current fiscal year and will include fees for shareholder services, administrative fees, custodial fees , legal and accounting fees, printing costs and registration fees. Additionally, these fees reflect a voluntary expense reimbursement arrangement by Travelers to reimburse the Portfolios for the amount by which their aggregate total operating expenses exceed 1.00% for the DISCIPLINED SMALL CAP STOCK PORTFOLIO, MFS MID CAP GROWTH PORTFOLIO, MFS RESEARCH PORTFOLIO; 0.80% for the CONVERTIBLE BOND PORTFOLIO; and 0.90% for the STRATEGIC STOCK PORTFOLIO. These expenses have been illustrated at a limit which the Portfolios' adviser believes to be in line with the actual projected expenses of the Portfolios.

(12) Other Expenses reflect the current expense reimbursement arrangement with Travelers where Travelers has agreed to reimburse the Portfolios for the amount by which their aggregate expenses (including management fees, but excluding brokerage commissions, interest charges and taxes) exceeds 0.95% (1.25% for the Lazard International Stock Portfolio and 0.75% for the Quality Bond Portfolio). Without such arrangements, the Total Funding Option Expenses for the Portfolios would have been as follows: 1.14% for FEDERATED STOCK PORTFOLIO; 1.90% for EQUITY INCOME PORTFOLIO; 2.65% for LARGE CAP PORTFOLIO; 1.82% for DISCIPLINED MID CAP STOCK PORTFOLIO; 1.76% for LAZARD INTERNATIONAL STOCK PORTFOLIO; and 1.13% for QUALITY BOND PORTFOLIO.

(13) The WARBURG PINCUS EMERGING MARKETS PORTFOLIO'S investment advisor and co-administrator have agreed to limit the Portfolio's total operating expenses to 1.40% through December 31, 1998. Absent this waiver of fees, the Portfolio's management fees, other expenses and total operating expenses would equal 1.25%, 0.95% and 2.20%, respectively. The Portfolio's other expenses are based on annualized estimates of expenses for the fiscal year ending December 31, 1998, net of any fee waivers or expense reimbursements.

EXAMPLE*

Assuming a 5% annual return on assets, a $1,000 investment would be subject to the following expenses:

                                                                (A) = STANDARD DEATH BENEFIT
                                                                (B) = OPTIONAL DEATH BENEFIT
                                                                         AND CREDIT
---------------------------------------------------------------------------------------------------------------------
                                          IF CONTRACT IS SURRENDERED AT THE       IF CONTRACT IS NOT SURRENDERED OR
                                                 END OF PERIOD SHOWN             ANNUITIZED AT END OF PERIOD SHOWN:
                                        -------------------------------------   -------------------------------------
    UNDERLYING FUNDING OPTIONS          1 YEAR   3 YEARS   5 YEARS   10 YEARS   1 YEAR   3 YEARS   5 YEARS   10 YEARS
---------------------------------------------------------------------------------------------------------------------

High Yield Bond Trust............. (a)   $        $         $          $         $         $        $          $
                                   (b)
Managed Assets Trust.............. (a)
                                   (b)
Money Market Portfolio............ (a)
                                   (b)
AMERICAN ODYSSEY FUNDS, INC.(1)
    Core Equity Fund.............. (a)
                                   (b)
    Emerging Opportunities Fund... (a)
                                   (b)
    Global High-Yield Bond Fund... (a)
                                   (b)
    Intermediate-Term Bond Fund... (a)
                                   (b)
    International Equity Fund..... (a)
                                   (b)
    Long-Term Bond Fund........... (a)
                                   (b)
AMERICAN ODYSSEY FUNDS, INC.(2)
    Core Equity Fund.............. (a)
                                   (b)
    Emerging Opportunities Fund... (a)
                                   (b)
    Global High-Yield Bond Fund... (a)
                                   (b)
    Intermediate-Term Bond Fund... (a)
                                   (b)
    International Equity Fund..... (a)
                                   (b)
    Long-Term Bond Fund........... (a)
                                   (b)
DELAWARE GROUP PREMIUM FUND, INC.
    REIT Series................... (a)
                                   (b)
    Small Cap Value Series........ (a)
                                   (b)
DREYFUS VARIABLE INVESTMENT FUND
    Capital Appreciation
      Portfolio................... (a)
                                   (b)
    Small Cap Portfolio........... (a)
                                   (b)
GREENWICH STREET SERIES FUND
    Equity Index Portfolio Class
      II.......................... (a)
                                   (b)
MONTGOMERY FUNDS III
    Montgomery Variable Series:
      Growth Fund................. (a)
                                   (b)
    Montgomery Variable Series:
      Growth Fund................. (a)
                                   (b)
OCC ACCUMULATION TRUST
    Equity Portfolio.............. (a)
                                   (b)
SALOMON BROTHERS VARIABLE SERIES
  FUNDS, INC.
    Salomon Brothers Variable
      Capital Fund................ (a)
                                   (b)
    Salomon Brothers Variable
      Investors Fund.............. (a)
                                   (b)
    Salomon Brothers Variable
      Total Return Fund........... (a)
                                   (b)

                                                                (A) = STANDARD DEATH BENEFIT
                                                                (B) = OPTIONAL DEATH BENEFIT
                                                                         AND CREDIT
---------------------------------------------------------------------------------------------------------------------
                                          IF CONTRACT IS SURRENDERED AT THE       IF CONTRACT IS NOT SURRENDERED OR
                                                 END OF PERIOD SHOWN             ANNUITIZED AT END OF PERIOD SHOWN:
                                        -------------------------------------   -------------------------------------
    UNDERLYING FUNDING OPTIONS          1 YEAR   3 YEARS   5 YEARS   10 YEARS   1 YEAR   3 YEARS   5 YEARS   10 YEARS
---------------------------------------------------------------------------------------------------------------------

STRONG VARIABLE INSURANCE FUNDS,
  INC.
    Strong Schafer Value Fund
      II.......................... (a)   $        $         $          $         $         $        $          $
                                   (b)
TRAVELERS SERIES FUND, INC.
    Alliance Growth Portfolio..... (a)
                                   (b)
    MFS Total Return Portfolio.... (a)
                                   (b)
    Putnam Diversified Income
      Portfolio................... (a)
                                   (b)
    Smith Barney High Income
      Portfolio................... (a)
                                   (b)
    Smith Barney International
      Equity Portfolio............ (a)
                                   (b)
    Smith Barney Large
      Capitalization Growth
      Portfolio................... (a)
                                   (b)
THE TRAVELERS SERIES TRUST
    Disciplined Mid Cap Stock
      Portfolio................... (a)
                                   (b)
    Disciplined Small Cap Stock
      Portfolio................... (a)
                                   (b)
    Equity Income Portfolio....... (a)
                                   (b)
    Federated Stock Portfolio..... (a)
                                   (b)
    Large Cap Portfolio........... (a)
                                   (b)
    Lazard International Stock
      Portfolio................... (a)
                                   (b)
    MFS Mid Cap Growth Portfolio.. (a)
                                   (b)
    MFS Research Portfolio........ (a)
                                   (b)
    Social Awareness Stock
      Portfolio................... (a)
                                   (b)
    Strategic Stock Portfolio..... (a)
                                   (b)
    Travelers Quality Bond
      Portfolio................... (a)
                                   (b)
    U.S. Government Securities
      Portfolio................... (a)
                                   (b)
    Utilities Portfolio........... (a)
                                   (b)
WARBURG PINCUS TRUST
    Emerging Markets Portfolio.... (a)
                                   (b)

* The Example should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown.
(1)  Reflects expenses that would be incurred for those Contract
     Owners who DO NOT participate in the CHART Asset Allocation program.
(2)  Reflects expenses that would be incurred for those Contract
     Owners who DO participate in the CHART Asset Allocation program.

                              THE ANNUITY CONTRACT
--------------------------------------------------------------------------------
(Product Name) is a contract between you, the contract owner, and Travelers Life and Annuity Company (called "Us" or the "Company"). Under this contract, you make purchase payments to us and we credit them to your Contract. The Company promises to pay you an income, in the form of annuity payments, beginning on a future date that you choose, the maturity date. The purchase payments and any applicable credits accumulate tax deferred in the funding option(s) of your choice. The contract owner assumes the risk of gain or loss according to the performance of the funding options. The contract value is the amount of purchase payments, plus any applicable credits, plus or minus any investment experience or interest. The contract value also reflects all prior surrenders made and charges deducted. There is generally no guarantee that at the maturity date the contract value will equal or exceed the total purchase payments made under the Contract, except as noted under the Death Benefit provisions described in this prospectus. The date the contract and its benefits became effective is referred to as the contract date. Each 12 month period following this contract date is called a contract year.

Certain changes and elections must be made in writing to the Company. Where the term "written request" is used, it means that written information must be sent to the Company's Home Office in a form and content satisfactory to Us.

PURCHASE PAYMENTS

The initial purchase payment must be at least $20,000. Additional payments of at least $5,000 may be made under the Contract at any time. Under certain circumstances, we may waive the minimum purchase payment requirement. Purchase payments over $1,000,000 may be made with our prior consent.

We will apply the initial purchase payment within two business days after we receive it at our Home Office in good order. Subsequent purchase payments received in good order will be credited to a Contract within one business day. Our business day ends when the New York Stock Exchange closes, usually 4:00 p.m. Eastern time.

If the Optional Death Benefit is selected, we will add a credit to your contract with each purchase payment. Each credit is added to the contract value when the applicable purchase payment is applied, and will equal 2% of each purchase payment. These credits are applied pro rata to the same funding options to which your purchase payment was applied.

CONSERVATION CREDIT

If you are purchasing this contract with funds which originate from another contract issued by Us or Our affiliate, you may receive a conservation credit to your purchase payments. If applied, the amount of such credit will be determined by Us.

ACCUMULATION UNITS

An accumulation unit is used to calculate the value of a Contract. An accumulation unit works like a share of a mutual fund. Each funding option has a corresponding accumulation unit value. The accumulation units are valued each business day and may increase or decrease from day to day. The number of accumulation units we will credit to your Contract once we receive a purchase payment is determined by dividing the amount directed to each funding option by the value of the accumulation unit. We calculate the value of an accumulation unit for each funding option each day after the New York Stock Exchange closes. After the value is calculated, your Contract is credited. During the annuity period (i.e., after the maturity date), you are credited with annuity units.

THE FUNDING OPTIONS

You choose which of the following funding options, to have your purchase payments allocated to. These funding options are subsections of the Separate Account which invest in the underlying mutual funds which support the funding options. You will find detailed information about the options and their inherent risks in the current prospectuses for the funding options which must accompany this prospectus. You are not investing directly in the underlying mutual funds, but only through the Separate Account. Since each option has varying degrees of risk, please read the prospectuses carefully before investing. Additional copies of the prospectuses may be obtained by contacting your registered representative or by calling 1-800-842-9406.

The current funding options are listed below, along with their investment advisers and any subadviser:

          FUNDING OPTION                         INVESTMENT OBJECTIVE               INVESTMENT ADVISER/SUB-ADVISER
-------------------------------------------------------------------------------------------------------------------
High Yield Bond Trust                Seeks generous income. The assets of the High  TAMIC
                                     Yield Bond Trust will be invested in bonds
                                     which, as a class, sell at discounts from par
                                     value and are typically high risk securities.
Managed Assets Trust                 Seeks high total investment return through a   TAMIC
                                     fully managed investment policy in a           Subadviser: Travelers
                                     portfolio of equity, debt and convertible      Investment Management Company
                                     securities.                                    ("TIMCO")
Money Market Portfolio               Seeks high current income from short-term      TAMIC
(formerly "Cash Income Trust")       money market instruments while preserving
                                     capital and maintaining a high degree of
                                     liquidity.
AMERICAN ODYSSEY FUNDS, INC.
  Core Equity Fund                   Seeks maximum long-term total return by        American Odyssey Funds
                                     investing primarily in common stocks of well-  Management, Inc.
                                     established companies.                         Subadviser: Equinox Capital
                                                                                    Management, Inc.
  Emerging Opportunities Fund        Seeks maximum long-term total return by        American Odyssey Funds
                                     investing primarily in common stocks of        Management, Inc.
                                     small, rapidly growing companies.              Subadviser: Cowen Asset
                                                                                    Management and Chartwell
                                                                                    Investment Partners
  Global High-Yield Bond Fund        Seeks maximum long-term total return (capital  American Odyssey Funds
                                     appreciation and income) by investing          Management, Inc.
                                     primarily in high-yield debt securities from   Subadviser: BEA Associates
                                     the United States and abroad.
  Intermediate-Term Bond Fund        Seeks maximum long-term total return by        American Odyssey Funds
                                     investing primarily in intermediate-term       Management, Inc.
                                     corporate debt securities, U.S. government     Subadviser: TAMIC
                                     securities, mortgage-related securities and
                                     asset-backed securities, as well as money
                                     market instruments.
  International Equity Fund          Seeks maximum long-term total return by        American Odyssey Funds
                                     investing primarily in common stocks of        Management, Inc.
                                     established non-U.S. companies.                Subadviser: Bank of Ireland
                                                                                    Asset Management (U.S.) Limited
  Long-Term Bond Fund                Seeks maximum long-term total return by        American Odyssey Funds
                                     investing primarily in long-term corporate     Management, Inc.
                                     debt securities, U.S. government securities,   Subadviser: Western Asset
                                     mortgage-related securities, and asset-backed  Management Company securities, as well as money market
                                     instruments.
DELAWARE GROUP PREMIUM
FUND, INC.
  REIT Series                        Seeks maximum long-term total return by        Delaware Management Company,
                                     investing in securities of companies           Inc.
                                     primarily engaged in the real estate           Subadviser: Lincoln Investment
                                     industry.                                      Management, Inc.

          FUNDING OPTION                         INVESTMENT OBJECTIVE               INVESTMENT ADVISER/SUB-ADVISER
-------------------------------------------------------------------------------------------------------------------
DELAWARE GROUP PREMIUM
FUND, INC., (CONT.)
  Small Cap Value Series             Seeks capital appreciation by investing        Delaware Management Company,
                                     primarily in common stocks whose market        Inc.
                                     values appear low relative to their
                                     underlying value or future potential.
DREYFUS VARIABLE
INVESTMENT FUND
  Capital Appreciation Portfolio     Seeks primarily to provide long-term capital   The Dreyfus Corporation
                                     growth consistent with the preservation of     Subadviser: Fayez Sarofim & Co.
                                     capital; current income is a secondary         ("Sarofim")
                                     investment objective. The portfolio invests
                                     primarily in the common stocks of domestic
                                     and foreign issuers.
  Small Cap Portfolio                Seeks to maximize capital appreciation.        The Dreyfus Corporation
GREENWICH STREET SERIES FUND
  Equity Index Portfolio             Seeks to replicate, before deduction of        TIMCO
  Class II                           expenses, the total return performance of the
                                     S&P 500 Index.
MONTGOMERY FUNDS III
  Montgomery Variable Series:        Seeks capital appreciation. Under normal       Montgomery Asset Management
  Growth Fund                        conditions, it invests at least 65% of its
                                     assets in equity securities.
OCC ACCUMULATION TRUST               Seeks long-term capital appreciation through   Op Cap Advisors
  Equity Portfolio                   investment in a diversified portfolio of
                                     equity securities selected on the basis of a
                                     value oriented approach to investing.
SALOMON BROTHERS VARIABLE
SERIES FUND, INC.
  Salomon Brothers Variable          Seeks above-average income (compared to a      Salomon Brothers Asset
  Total Return Fund                  portfolio invested entirely in equity          Management ("SBAM")
                                     securities). Secondarily, seeks opportunities
                                     for growth of capital and income.
  Salomon Brothers Variable          Seeks long-term growth of capital. Current     SBAM
  Investors Fund                     income is a secondary objective.
  Salomon Brothers Variable          Seeks capital appreciation through             SBAM
  Capital Fund                       investments primarily in common stock, or
                                     securities convertible to common stocks,
                                     which are believed to have above-average
                                     price appreciation potential and which may
                                     also involve above-average risk.
STRONG VARIABLE INSURANCE
FUNDS, INC.
  Strong Shafer Value                Seeks primarily long-term capital              Strong Capital Management, Inc.
  Fund II                            appreciation. Current income is a secondary    Subadviser: Shafer Capital
                                     objective when selecting investments.          Management, Inc.
TRAVELERS SERIES FUND, INC.
  Alliance Growth Portfolio          Seeks long-term growth of capital by           Travelers Investment Adviser
                                     investing predominantly in equity securities   ("TIA")
                                     of companies with a favorable outlook for      Subadviser: Alliance Capital
                                     earnings and whose rate of growth is expected  Management L.P.
                                     to exceed that of the U.S. economy over time.
                                     Current income is only an incidental
                                     consideration.
  MFS Total Return Portfolio         Seeks to obtain above-average income           TIA
                                     (compared to a portfolio entirely invested in  Subadviser: Massachusetts
                                     equity securities) consistent with the         Financial Services Company
                                     prudent employment of capital. Generally, at   ("MFS")
                                     least 40% of the Portfolio's assets will be
                                     invested in equity securities.

          FUNDING OPTION                         INVESTMENT OBJECTIVE               INVESTMENT ADVISER/SUB-ADVISER
-------------------------------------------------------------------------------------------------------------------
TRAVELERS SERIES FUND, INC.,
(CONT.)
  Putman Diversified Income          Seeks high current income consistent with      TIA
  Portfolio                          preservation of capital. The Portfolio will    Subadviser: Putnam Investment
                                     allocate its investments among the U.S.        Management, Inc.
                                     Government Sector, the High Yield Sector, and
                                     the International Sector of the fixed income
                                     securities markets.
  Smith Barney High Income           Seeks high current income. Capital             Mutual Management
  Portfolio                          appreciation is a secondary objective. The     Corporation ("MMC") (formerly
                                     Portfolio will invest at least 65% of its      Smith Barney Mutual Fund
                                     assets in high-yielding corporate debt         Management, Inc.)
                                     obligations and preferred stock.
  Smith Barney International         Seeks total return on assets from growth of    MMC
  Equity Portfolio                   capital and income by investing at least 65%
                                     of its assets in a diversified portfolio of
                                     equity securities of established non-U.S.
                                     issuers.
  Smith Barney Large                 Seeks long-term growth of capital by           MMC
  Capitalization Growth Portfolio    investing in equity securities of companies
                                     with large market capitalizations.
TRAVELERS SERIES TRUST
  Disciplined Mid Cap                Seeks growth of capital by investing           TAMIC
  Stock Fund                         primarily in a broadly diversified portfolio   Subadviser: TIMCO
                                     of common stocks.
  Disciplined Small Cap Fund         Seeks long term capital appreciation by        TAMIC
                                     investing primarily (at least 65% of its       Subadviser: TIMCO
                                     total assets) in the common stocks of U.S.
                                     Companies with relatively small market
                                     capitalizations at the time of investment.
  Equity Income Portfolio            Seeks reasonable income by investing at least  TAMIC
                                     65% in income-producing equity securities.     Subadviser: Fidelity Management
                                     The balance may be invested in all types of    & Research Company
                                     domestic and foreign securities, including
                                     bonds. The Portfolio seeks to achieve a yield
                                     that exceeds that of the securities
                                     comprising the S&P 500. The Subadviser also
                                     considers the potential for capital
                                     appreciation.
  Federated Stock Portfolio          Seeks growth of income and capital by          TAMIC
                                     investing principally in a professionally      Subadviser: Federated
                                     managed and diversified portfolio of common    Investment Counseling, Inc.
                                     stock of high-quality companies (i.e.,
                                     leaders in their industries and characterized
                                     by sound management and the ability to
                                     finance expected growth).
  Large Cap Portfolio                Seeks long-term growth of capital by           TAMIC
                                     investing primarily in equity securities of    Subadviser: Fidelity Management
                                     companies with large market capitalizations.   & Research Company
  Lazard International Stock         Seeks capital appreciation by investing        TAMIC
  Portfolio                          primarily in the equity securities of          Subadviser: Lazard Asset
                                     non-United States companies (i.e.,             Management
                                     incorporated or organized outside the United
                                     States).
  MFS Mid Cap Growth                 Seeks to obtain long term growth of capital    TAMIC
  Portfolio                          by investing, under normal market conditions,  Subadviser: MFS at least 65% of its total assets in equity
                                     securities of companies with medium market
                                     capitalization which the investment adviser
                                     believes have above-average growth potential.

          FUNDING OPTION                         INVESTMENT OBJECTIVE               INVESTMENT ADVISER/SUB-ADVISER
-------------------------------------------------------------------------------------------------------------------
TRAVELERS SERIES TRUST,
(CONT.)
  MFS Research Portfolio             Seeks to provide long-term growth of capital   TAMIC
                                     and future income.                             Subadviser: MFS
  Social Awareness Stock             Seeks long-term capital appreciation and       MMC
  Portfolio                          retention of net investment income by
                                     selecting investments, primarily common
                                     stocks, which meet the social criteria
                                     established for the Portfolio. Social
                                     criteria currently excludes companies that
                                     derive a significant portion of their
                                     revenues from the production of tobacco,
                                     tobacco products, alcohol, or military
                                     defense systems, or in the provision of
                                     military defense related services or gambling
                                     services.
  Strategic Stock Portfolio          Seeks to provide an above-average total        TAMIC
                                     return through a combination of potential      Subadviser: TIMCO
                                     capital appreciation and dividend income by
                                     investing primarily in high dividend yield
                                     stocks periodically selected from the
                                     companies included in (i) the Dow Jones
                                     Industrial Average and (ii) the Standard &
                                     Poor's 100 Stock Index.
  Travelers Quality Bond(1)          Seeks current income, moderate capital         TAMIC
  Portfolio                          volatility and total return.
  U.S. Government                    Seeks to select investments from the point of  TAMIC
  Securities(1) Portfolio            view of an investor concerned primarily with
                                     highest credit quality, current income and
                                     total return. The assets of the U.S.
                                     Government Securities Portfolio will be
                                     invested in direct obligations of the United
                                     States, its agencies and instrumentalities.
  Utilities Portfolio                Seeks to provide current income by investing   MMC
                                     in equity and debt securities of companies in
                                     the utility industries.
WARBURG PINCUS TRUST
  Emerging Markets Portfolio         Seeks long-term growth of capital by           Warburg Pincus Asset
                                     investing primarily in equity securities of    Management, Inc.
                                     non-U.S. issuers consisting of companies in
                                     emerging market securities.

(1) Currently available under Variable Annuitization Floor Benefit.

An asset allocation program is available for certain funding options under the Contract. See "Asset Allocation Advice."

                             CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------

GENERAL

We deduct the charges described below. The charges are for the service and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include: the ability for you to make withdrawals and surrenders under the Contracts; the death benefit paid on the death of the contract owner, annuitant, or first of the joint contract owners, the available funding options and related program; including dollar-cost averaging, portfolio rebalancing, and managed distribution program; administration of the annuity options available under the Contracts; and the distribution of various reports to contract owners. Costs and expenses we incur include those associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts, sales and marketing expenses, and other costs of doing business. Risks we assume include the risks that annuitants may live longer than estimated when the annuity factors under the Contracts were established, that the amount of the death benefit will be greater than the contract value or the maximum of all step-up values for the Optional Death Benefit and Credit, and that the costs of providing the services and benefits under the Contracts will exceed the charges deducted. We may also deduct a charge for taxes.

Unless otherwise specified, charges are deducted proportionately from all funding options in which you are invested.

WITHDRAWAL CHARGE

No sales charges are deducted from purchase payments when they are applied under the Contract. However, a withdrawal charge will be deducted if any or all of the contract value is withdrawn during the first five years following a purchase payment. The length of time from when we receive the purchase payment to the time of withdrawal determines the amount of the charge.

The withdrawal charge is equal to a percentage of the amount of purchase payments, plus any credits applied, which are withdrawn from the Contract and is calculated as follows:

    LENGTH OF TIME FROM
      PURCHASE PAYMENT                  WITHDRAWAL
     (NUMBER OF YEARS)                    CHARGE
             1                              5%
             2                              4%
             3                              3%
             4                              2%
             5                              1%
      6 and thereafter                      0%

For purposes of the withdrawal charge calculation, withdrawals will be deemed to be taken first from (a) any purchase payments and associated credits to which no withdrawal charge applies; (b) next from any remaining free withdrawal amount (as described below) after the reduction by the amount of (a); (c) next from remaining purchase payments and associated credits (on a first-in, first-out basis); and then (d) from contract earnings (in excess of any free withdrawal amount). Unless you instruct us otherwise, we will deduct the withdrawal charge from the amount requested.

Where permitted by state law, we will not deduct a withdrawal charge (1) from payments we make due to the death of the annuitant; (2) if an annuity payout has begun; (3) if an income option of at least ten years' duration is begun; (4) from amounts withdrawn which are deposited to other contracts issued by Us or our affiliate (subject to Our approval); (5) if withdrawals are taken under our Managed Distribution Program, if elected by you (see "Access to Your Money"); or
(6) if you are confined to an Eligible Nursing Home, as described in Appendix B.

FREE WITHDRAWAL ALLOWANCE

There is a 20% free withdrawal allowance available each year. During the first contract year, the available withdrawal amount will be 20% of the initial purchase payment. After the first contract year, the available withdrawal amount will be calculated as of the end of the previous contract year. The free withdrawal allowance applies to partial withdrawals and to full withdrawals, except those transferred directly to annuity contracts issued by other financial institutions. In Washington state, the free withdrawal provision applies to all withdrawals.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, the Company deducts a mortality and expense risk charge. The deduction is reflected in our calculation of accumulation and annuity unit values. For the Standard Death Benefit, this charge equals, on an annual basis,
 .80% of the amounts held in each funding option.

For the Optional Death Benefit and Credit, the charge equals on an annual basis, 1.25%. We reserve the right to lower the charge at any time.

FLOOR BENEFIT CHARGE

If the Variable Annuitization Floor Benefit is selected, a charge is deducted upon election of this benefit. This charge compensates us for guaranteeing a minimum variable annuity payment regardless of the performance of the funding options selected by you. This charge will vary based upon market conditions, but will never increase your mortality and expense risk charge by more than 3%. The charge will be set at the time of election, and will remain level throughout the term of annuitization. Please refer to "The Annuity Period" for a description of this benefit.

FUNDING OPTION EXPENSES

The deductions from and expenses paid out of the assets of the various funding options are summarized in the fee table and are described in the accompanying prospectuses.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 5%, depending upon jurisdiction. The Company is responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. Where required, the Company will deduct any applicable premium taxes from the contract value either upon death, surrender, annuitization, or at the time purchase payments are made to the Contract, but no earlier than when the Company has a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the contract, we reserve the right to charge you proportionately for this tax.

                              OWNERSHIP PROVISIONS
--------------------------------------------------------------------------------

TYPES OF OWNERSHIP

The group Contract belongs to the contract owner named in the Master Contract. This prospectus refers to you, a participant under the group Contract, as the contract owner for convenience and clarity. The annuitant is the individual upon whose life the maturity date and the amount of monthly annuity payments depend. Because this is a qualified contract, the contract owner and the annuitant must always be the same person. You have sole power during the annuitant's lifetime to exercise any rights and to receive all benefits given in the contract provided you have not named an irrevocable beneficiary.

BENEFICIARY

The beneficiary is named by you in a written request. The beneficiary has the right to receive any remaining contractual benefits upon your death. If more than one beneficiary survives the annuitant, they will share equally in benefits unless different shares are recorded with the Company by written request before your death.

Unless an irrevocable beneficiary has been named, you have the right to change any beneficiary by written request and while the Contract continues.

                                   TRANSFERS
--------------------------------------------------------------------------------

Up to 30 days before the maturity date, you may transfer all or part of the contract value between funding options. There are no charges or restrictions on the amount or frequency of transfers currently; however, we reserve the right to charge a per-transfer fee on transfers exceeding 12 per year, and, to limit the number of transfers. We will always allow at least one transfer in any six-month period. Since different funding options have different expenses, a transfer of contract values from one funding option to another could result in your investment becoming subject to higher or lower expenses. After the maturity date, you may also make transfers between funding options.

DOLLAR COST AVERAGING

Dollar cost averaging (or "automated transfers") allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis so that more accumulation units are purchased in a funding option if the cost per unit is low and less accumulation units are purchased if the cost per unit is high. Therefore, a lower-than-average cost per unit may be achieved over the long run.

You may elect automated transfers through written request or other method acceptable to the Company. You must have a minimum total Contract Value of $5,000 to enroll in the Dollar Cost Averaging program. The minimum total automated transfer amount is $100.

You may start or stop participation in the Dollar Cost Averaging program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. All provisions and terms of the Contract apply to automated transfers, including provisions relating to the transfer of money between funding options. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service.

                              ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------

Any time before the maturity date, you may redeem all or any portion of the contract value, less any premium tax not previously deducted. You must submit a written request specifying the funding option(s) from which amounts are to be withdrawn. If no funding options are specified, the withdrawal will be made on a pro rata basis. The contract value will be determined as of the close of business after we receive your surrender request at the Home Office. The value may be more or less than the purchase payments made depending on the contract value at the time of surrender.

We may defer payment of any cash surrender value (that is, contract value, less charges for surrender and any premium taxes due) for a period of up to seven days after the written request is received, but it is our intent to pay as soon as possible. We cannot process requests for withdrawal that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

We also provide access to your money during the annuitization period, which is discussed in detail in the "Annuity Period" section of this prospectus.

SYSTEMATIC WITHDRAWALS

Before the maturity date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. Any applicable withdrawal charges (in excess of the free withdrawal allowance) and any applicable premium taxes will be deducted. To elect systematic withdrawals, you must have a contract value of at least $15,000. We will surrender accumulation units from all funding options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but at least 30 days' notice must be given to change any systematic withdrawal instructions that are currently in place.

We reserve the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days' written notice to contract owners (where allowed by state law).

Each systematic withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the contract owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

MANAGED DISTRIBUTION PROGRAM. Under the Systematic Withdrawal option, you may choose to participate in the Managed Distribution Program. At no cost to you, you may instruct the Company to calculate and make minimum distributions that may be required by the IRS upon reaching age 70 1/2. (See "Federal Tax Considerations".) These payments will not be subject to the withdrawal charge and will be in lieu of the 20% free withdrawal allowance. No Dollar Cost Averaging will be permitted if you are participating in the Managed Distribution Program.

                                 DEATH BENEFIT
--------------------------------------------------------------------------------

DEATH PROCEEDS BEFORE THE MATURITY DATE

The person chosen as the beneficiary will receive a death benefit upon the first death of any owner or the annuitant before the maturity date. You may select either the Standard Death Benefit or the Optional Death Benefit and Credit at the time of purchase:

STANDARD DEATH BENEFIT:


------------------------------------------------------------------------------------------
    ANNUITANT'S AGE                              DEATH BENEFIT PAYABLE
  ON THE CONTRACT DATE                  (CALCULATED AS OF THE DEATH REPORT DATE)
------------------------------------------------------------------------------------------
 Before age 80                Greater of:
                              (1) contract value, or
                              (2) total purchase payments less any withdrawals (and
                              related charges).
------------------------------------------------------------------------------------------
 On or after age 80           Contract value.
------------------------------------------------------------------------------------------

OPTIONAL DEATH BENEFIT AND CREDIT

The Optional Death Benefit and Credit varies depending on the Annuitant's age on the Contract Date and/or when the annuitant dies.


------------------------------------------------------------------------------------------
    ANNUITANT'S AGE                              DEATH BENEFIT PAYABLE
  ON THE CONTRACT DATE                  (CALCULATED AS OF THE DEATH REPORT DATE)
------------------------------------------------------------------------------------------
 Under Age 70                 IF NOTIFIED WITHIN 6 MONTHS OF THE DEATH: Greatest of:
                              (1) contract value;
                              (2)
                              total purchase payments, less any withdrawals (and related charges), or
                              (3) maximum Step Up death benefit value (described below)
                              associated with contract date anniversaries beginning with the 5th, and ending with the last before the annuitant's
                                  76th birthday.
                              IF NOTIFIED 6 MONTHS OR MORE AFTER THE DEATH: Contract Value
                              (unless prohibited by state law)
------------------------------------------------------------------------------------------
                              IF NOTIFIED WITHIN 6 MONTHS OF THE DEATH: Greatest of:
                              (1) above,
                              (2) above, or
                              (3) the Step Up death benefit value (described below)
                              associated with the 5th contract date anniversary.
                              IF NOTIFIED 6 MONTHS OR MORE AFTER THE DEATH: Contract Value
                              (unless prohibited by state law)
------------------------------------------------------------------------------------------
 Age 76-80                    Greater of (1) or (2) above.
------------------------------------------------------------------------------------------
 Age over 80                  The contract value.
------------------------------------------------------------------------------------------
If Annuitant dies on or
after age 80                  The contract value.
------------------------------------------------------------------------------------------

All death benefit values described above are calculated at the close of business on the date the Company received due proof of death and written distribution instructions (the death report date). The amounts will be reduced by any applicable premium taxes due and any outstanding loans.

STEP-UP DEATH BENEFIT VALUE

A separate Step-Up death benefit value will be established on the fifth contract date anniversary, and on each contract date anniversary thereafter which occurs on or prior to the death report date and will initially equal the contract value on that anniversary. After a Step-Up death benefit value has been established, it will be recalculated each time a purchase payment is made or a partial surrender is taken until the death report date. Step-Up death benefit values will be recalculated by increasing them by the amount of each applicable purchase payment and by reducing them by a Partial Surrender Reduction (as described below) for each applicable partial surrender. Recalculations of Step-Up death benefit values related to any purchase payments or any partial surrenders will be made in the order that such purchase payments or partial surrenders occur.

The Partial Surrender Reduction referenced above is equal to:

        (1) the amount of a Step-Up death benefit value immediately prior to the reduction for the partial surrender, multiplied by

        (2) the amount of the partial surrender divided by the contract value immediately prior to the partial surrender.

DEATH PROCEEDS AFTER THE MATURITY DATE

If the death of the annuitant occurs on or after the maturity date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity option then in effect.

PAYMENT OF PROCEEDS

The process of paying death benefit proceeds is described below. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

The Company will pay the proceeds to the beneficiary(ies), or if none, to the contract owner's estate.

                               THE ANNUITY PERIOD
--------------------------------------------------------------------------------

MATURITY DATE

Under the Contract, you can receive regular income payments (annuity payments). You can choose the month and the year in which those payments begin (maturity date). While the annuitant is alive, you can change your selection any time up to 30 days prior the maturity date. Annuity payments will begin on the maturity date requested by you unless the Contract has been fully surrendered or the proceeds have been paid to the beneficiary before that date. Annuity payments are a series of periodic payments (a) for life; (b) for life with either a minimum number of payments or a specific amount assured; or (c) for the joint lifetime of the annuitant and another person, and thereafter during the lifetime of the survivor or (d) for a number of payments assured. We may require proof that the annuitant is alive before annuity payments are made.

Unless you elect otherwise, the maturity date will be the later of the annuitant's 90th birthday, or ten years after the effective date of the Contract. In certain states, the maturity date elected may not be later than the annuitant's 90th birthday.

Certain annuity options taken at the maturity date may be used to meet the minimum required distribution requirements of federal tax law, or a program of partial surrenders may be used instead. These mandatory distribution requirements take effect generally upon either the later of the contract owner's attainment of age 70 1/2 or year of retirement; or the death of the contract owner. Please refer to the optional, no-cost Managed Distribution Program described in the "Access to Your Money" section of this prospectus. Independent tax advice should be sought regarding the election of minimum required distributions.

LIQUIDITY BENEFIT

Additionally, if you have selected any period certain option, you may elect to surrender a payment equal to a portion of or all of the present value of the remaining period certain payments any time after the first contract year. There is a surrender charge of 5% of the amount withdrawn under this option.

For variable annuity payments, the interest rate used to calculate the present value is the Assumed Net Investment Factor, as shown in your Contract. If you request a portion of the total amount available, your remaining payments for the period chosen will be reduced by that percentage. After the chosen period expires, your payments will increase to the level they would have been had no liquidation taken place.

For fixed annuity payments, we calculate the present value of the remaining period certain payments using a current interest rate. This interest rate is the current rate of return offered by Us on new annuitizations for the amount of time remaining in the certain period annuity option. If you request a percentage of the total amount available, your remaining payments for the period chosen will be reduced by that percentage. After the certain period expires, your remaining payments will increase back to the level they would have been as if no liquidation had taken place.

The market value adjustment formula for calculating the present value described above is as follows:

 Present Value = The sum of s from 1 to n [Payment(s) X (1/1 + iC)(t/365)]

Where

iC   =    the interest rate described above
n    =    the number of payments remaining in the contract owner's
          certain period at the time of request for this benefit
t    =    number of days remaining until that payment is made,
          adjusting for leap years.

See Appendix C for examples of this market value adjustment.

ALLOCATION OF ANNUITY

If, at the time annuity payments begin, no election has been made to the contrary, the cash surrender value will be applied to provide an annuity funded by the same investment options selected during the accumulation period. At least 30 days before the maturity date, you may transfer the contract value among the funding options in order to change the basis on which annuity payments will be determined. (See "Transfers.")

ANNUITIZATION CREDIT. This credit is applied to the contract value used to purchase one of the Annuity Options described below. The credit equals 0.5% of your contract value if you annuitize during contract years 2-5, 1% during contract years 6-10, and 2% after contract year 10. There is no credit applied to contracts held less than 1 year.

VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the variable funding options. The number of annuity units credited to the Contract is determined by dividing the first monthly annuity payment attributable to each funding option by the corresponding unit value as of 14 days before the date annuity payments begin. An annuity unit is used to measure the dollar value of an annuity payment. The number of annuity units (but not their value) remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT. The Contract contains tables used to determine the first monthly annuity payment. The amount applied to effect a variable annuity will be the value of the funding options as of 14 days before the date annuity payments begin less any applicable premium taxes not previously deducted.

The amount of the first monthly payment depends on the annuity option and assumed net investment factor elected. A formula for determining the adjusted age is contained in the Contract. The total first monthly annuity payment is determined by multiplying the benefit per $1,000 of value shown in the applicable tables of the Contract by the number of thousands of dollars of value of the Contract applied to that annuity option. The Company reserves the right to require satisfactory proof of age of any person on whose life annuity payments are based before making the first payment under any of the settlement options. If it would produce a larger payment, the first variable annuity payment will be determined using the Variable Life Annuity Tables in effect on the maturity date.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of the second and subsequent annuity payments is not predetermined and may change from month to month based on the investment experience of the applicable funding option. The total amount of each annuity payment will be equal to the sum of the basic payments in each funding option. The actual amounts of these payments are determined by multiplying the number of annuity units credited to each funding option by the corresponding annuity unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

You may choose a fixed annuity that provides payments which do not vary during the annuity period. We will calculate the dollar amount of the first fixed annuity payment as described under "Variable Annuity," except that the amount applied to effect the annuity will be determined as of the date annuity payments begin. If it would produce a larger payment, the first fixed annuity payment will be determined using the Fixed Life Annuity Tables in effect on the maturity date.

If you have elected the Increasing Benefit Option, the payments will be calculated as above, however, the initial payment will be less than that reflected in the table and the subsequent payments will be increased by the percentage you elected.

                                PAYMENT OPTIONS
--------------------------------------------------------------------------------

ELECTION OF OPTIONS

While the annuitant is alive, you can change your annuity option selection any time up to the maturity date. Once annuity payments have begun, no further elections are allowed.

During the annuitant's lifetime, if you do not elect otherwise before the maturity date, we will pay you (or another designated payee) the first of a series of fixed monthly annuity payments based on the life of the annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain qualified contracts, Annuity Option 4 (Joint and Last Survivor Joint Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the contract.

The minimum amount that can be placed under an annuity option will be $2,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the contract value in a lump-sum.

On the maturity date, we will pay the amount due under the Contract in one lump sum (except if prohibited by state law), or in accordance with the payment option that you select. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the annuitant must be made by the contract owner.

VARIABLE ANNUITIZATION FLOOR BENEFIT. This benefit may not be available, or may only be available under certain annuity options, if we determine the market conditions so dictate. If available, the Company will guarantee that, regardless of the performance of the funding options selected by you, your annuity payments will never be less than a certain percentage of your first annuity payment. This percentage will vary depending on market conditions, but will never be less than 50%. You may not elect this benefit if you are over age 80. Additionally, you must select from certain funds available under this guarantee. Currently, these funds are the Equity Index Portfolio Class II, the Travelers Quality Bond Portfolio, and the U.S. Government Securities Portfolio. We may, at our discretion increase or decrease the number of funds available under this benefit. This benefit is not currently available under Option 5. The benefit is not available, with the 5% assumed net investment factor under any option. If you select this benefit, you may not elect to liquidate any portion of your contract.

There is a charge for this guarantee, which will begin upon election of this benefit. This charge will vary based upon market conditions, and will be established at the time the benefit is elected. Once established, the charge will remain level throughout the remainder of the annuitization, and will never increase your annual mortality and expense risk charge by more than 3% per year.

We reserve the right to restrict the amount of contract value to be annuitized under this benefit.

ANNUITY OPTIONS

Subject to the conditions described in "Election of Options" above, all or any part of the contract value may be paid under one or more of the following annuity options. We may offer additional options. Options 1-5 below may be applied to either a Fixed or Variable Annuity.

INCREASING BENEFIT OPTION. For Fixed Annuities, the annuity payment you receive may be either level (except after death of Primary Payee in Option 4) or increasing. If increasing payments are elected, the initial payment will be less than the corresponding level payment for the same annuity option, but your payments will increase on each contract date anniversary by a percentage chosen by you. You may choose a whole number from 1 to 4%.

Option 1 -- Life Annuity -- No Refund. The Company will make annuity payments during the lifetime of the annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly annuity payments during the lifetime of the annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months as elected, we will continue making payments to the beneficiary during the remainder of the period.

Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make regular annuity payments during the lifetime of the annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. The Company will make annuity payments during the lifetimes of the annuitant and a second person. One will be designated the primary payee, the other will be designated the secondary payee. On the death of the secondary payee, the Company will continue to make monthly annuity payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make annuity payments to the secondary payee in an amount equal to 50% of the payments which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

Option 5 -- Payment for a Fixed Period. The Company will make monthly payments for the period selected.

                       MISCELLANEOUS CONTRACT PROVISIONS
--------------------------------------------------------------------------------

RIGHT TO RETURN

You may return the Contract for a full refund of the purchase payment less any applicable credits applied. Where state law requires a longer period or other variations of this provision, the Company will comply. Refer to your Contract for any state-specific information.

TERMINATION

You do not need to make any purchase payments after the first to keep the Contract in effect. However, we reserve the right to terminate the Contract on any business day if the contract value as of that date is less than $2,000 and no purchase payments have been made for at least two years, unless otherwise specified by state law. Termination will not occur until 31 days after the Company has mailed notice of termination to the contract owner's last known address and to any assignee of record. If the Contract is terminated, we will pay you the contract value, less any applicable contract or premium tax charges.

REQUIRED REPORTS

As often as required by law, but at least once in each contract year before the due date of the first annuity payment, we will furnish a report showing the number of accumulation units credited to the Contract and the corresponding accumulation unit value(s) as of the date of the report for each funding option to which the contract owner has allocated amounts during the applicable period. The Company will keep all records required under federal or state laws.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists as determined by the SEC so that the sale of securities held in the Separate Account may not reasonably occur or so that the Company may not reasonably determine the value the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders.

                            ASSET ALLOCATION PROGRAM
--------------------------------------------------------------------------------

ASSET ALLOCATION ADVICE

Owners may elect to enter into a separate advisory agreement with Copeland Financial Services, Inc. ("Copeland"), an affiliate of the Company, if the program is available. Copeland provides asset allocation advice under its CHART program, which is fully described in a separate disclosure statement. Under the CHART Program, purchase payments and cash values are allocated among the specified asset allocation funds. Copeland's charge for this advisory service is equal to a maximum of .80% of the assets subject to the CHART Program. The CHART Program fee will be paid by quarterly withdrawals from the cash values allocated to the asset allocation funds. The fee is in addition to the Contract charges described in "Charges Under the Contract." The Company will not treat these withdrawals as taxable distributions. The CHART Program may not be available in all marketing programs through which this Contract is sold.

                              THE SEPARATE ACCOUNT
--------------------------------------------------------------------------------

The Travelers Separate Account Six For Variable Annuities ("Separate Account Six") was established on June 8, 1998 and is registered with the SEC as a unit investment trust (separate account) under the Investment Company Act of 1940, as amended (the "1940 Act"). The assets of Separate Account Six will be invested exclusively in the shares of the variable funding options.

The assets of Separate Account Six are held for the exclusive benefit of the owners of this separate account, according to the laws of Connecticut. The assets held by Separate Account Six are not chargeable with liabilities arising out of any other business which the Company may conduct. Obligations under the Contract are obligations of the Company.

All investment income and other distributions of the funding options are payable to Separate Account Six. All such income and/or distributions are reinvested in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts.

PERFORMANCE INFORMATION

From time to time, we may advertise several types of historical performance for the Contract's funding options. We may advertise the "standardized average annual total returns" of the funding option, calculated in a manner prescribed by the SEC, as well as the "nonstandardized total return," as described below. Specific examples of the performance information appear in the SAI.

STANDARDIZED METHOD. Quotations of average annual total returns are computed according to a formula in which a hypothetical initial investment of $1,000 is applied to the funding option, and then related to ending redeemable values over one-, five-, and ten-year periods, or for a period covering the time during which the funding option has been in existence, if less. These quotations reflect the deduction of all recurring charges during each period (on a pro rata basis in the case of fractional periods). Each quotation assumes a total redemption at the end of each period.

NONSTANDARDIZED METHOD. Nonstandardized "total returns" will be calculated in a similar manner based on the performance of the funding options over a period of time, usually for the calendar year-to-date, and for the past one-, three-, five- and ten-year periods. The withdrawal charge is not reflected because the contract is designed for long-term investment.

For underlying funds that were in existence prior to the date they became available under the Separate Account, the standardized average annual total return quotations may be accompanied by returns showing the investment performance that such underlying funds would have achieved (reduced by the applicable charges) had they been held under the Contract for the period quoted. The total return quotations are based upon historical earnings and are not necessarily representative of future performance.

GENERAL Within the guidelines prescribed by the SEC and the National Association of Securities Dealers, Inc. ("NASD"), performance information may be quoted numerically or may be presented in a table, graph or other illustration. Advertisements may include data comparing performance to well-known indices of market performance (including, but not limited to, the Dow Jones Industrial Average, the Standard & Poor's (S&P) 500 Index and the S&P 400 Index, the Lehman Brothers Long T-Bond Index, the Russell 1000, 2000 and 3000 Indices, the Value Line Index, and the Morgan Stanley Capital International's EAFE Index). Advertisements may also include published editorial comments and performance rankings compiled by independent organizations (including, but not limited to, Lipper Analytical Services, Inc. and Morningstar, Inc.) and publications that monitor the performance of the Separate Account and the variable funding options.

                           FEDERAL TAX CONSIDERATIONS
--------------------------------------------------------------------------------

The following general discussion of the federal income tax consequences under this Contract is not intended to cover all situations, and is not meant to provide tax advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax adviser regarding your personal situation. For your information, a more detailed tax discussion is contained in the SAI.

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for money put into an annuity. The Internal Revenue Code (Code) governs how this money is ultimately taxed, depending upon the type of contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below.

QUALIFIED CONTRACTS

If you purchase an annuity contract with proceeds of an eligible rollover distribution from any pension plan, specially sponsored program, or individual retirement annuity (IRA) with pre-tax dollars, your contract is referred to as a qualified contract. Some examples of qualified contracts are: IRAs, 403(b) annuities, pension and profit-sharing plans (including 401(k) plans), Keogh Plans, and certain other qualified deferred compensation plans.

Under a qualified annuity, since amounts paid into the contract have not yet been taxed, the full amount of all distributions, including lump-sum withdrawals and annuity payments, are taxed at the ordinary income tax rate unless the distribution is transferred to an eligible rollover account or contract. The Contract is available as a vehicle for IRA rollovers and for other qualified contracts. There are special rules which govern the taxation of qualified contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. We have provided a more complete discussion in the SAI.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS

Taxable distributions taken before the contract owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the contract owner. Other exceptions may be available in certain qualified plans.

TAXATION OF SURRENDERS UNDER LIQUIDITY FEATURE

(Text to follow)

OWNERSHIP OF THE INVESTMENTS

Assets in the separate accounts, also referred to as segregated asset accounts, must be owned by the Company and not by the Contract Owner for federal income tax purposes. Otherwise, the deferral of taxes is lost and income and gains from the accounts would be includable annually in the Contract Owner's gross income.

The Internal Revenue Service has stated in published rulings that a variable contract owner will be considered the owner of the assets of a segregated asset account if the owner possesses an incident of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department announced, in connection with the issuance of temporary regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets of the account." This announcement, dated September 15, 1986, also stated that the guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts [of a segregated asset account] without being treated as owners of the underlying assets." As of the date of this prospectus, no such guidance has been issued.

The Company does not know if such guidance will be issued, or if it is, what standards it may set. Furthermore, the Company does not know if such guidance may be issued with retroactive effect. New regulations are generally issued with a prospective-only effect as to future sales or as to future voluntary transactions in existing contracts. The Company therefore reserves the right to modify the contract as necessary to attempt to prevent Contract Owners from being considered the owner of the assets of the separate account.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2. Distributions must begin or be continued according to required patterns following the death of the contract owner or annuitant of qualified annuities.

                               OTHER INFORMATION
--------------------------------------------------------------------------------

THE INSURANCE COMPANY

The Travelers Life and Annuity Company is a stock insurance company chartered in 1973 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in a majority of states of the United States, and intends to seek licensure in the remaining states, except New York. The Company is an indirect wholly owned subsidiary of Travelers Group Inc. The Company's Home Office is located at One Tower Square, Hartford, Connecticut 06183.

YEAR 2000 COMPLIANCE

Generally, computer programs were designed without considering the impact of the upcoming change in the century. As a result, software and computer systems may need to be upgraded or replaced in order to comply with "Year 2000" requirements. If not corrected, these computer applications could fail or create erroneous results by or at the Year 2000. The business, financial condition, and results of operations of a company could be materially and adversely affected by the failure of its systems and applications (or those either provided or operated by third-parties) to properly operate or manage dates beyond the year 1999.

The Company has investigated the nature and extent of the work required for our computer systems to process beyond the turn of the century, and has made progress toward achieving this goal, including upgrading and/or replacing existing systems. We are confirming with our service providers that they are also in the process of replacing or modifying their systems with the same goal. We expect that our principal systems will be Year 2000 compliant by early 1999. While these efforts involve substantial costs, we closely monitor associated costs and continue to evaluate associated risks based on actual expenses. While it is likely that these efforts will be successful, if necessary modifications and conversions are not completed in a timely manner, the Year 2000 requirements could have a material adverse effect on certain operations of the Company.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

The Company intends to sell the Contracts in all jurisdictions where it is licensed to do business and where the Contract is approved. The Contracts will be sold by life insurance sales agents who represent the Company, or certain other registered broker-dealers. The compensation paid to sales representatives will not exceed 6.5% of the payments made under the Contracts.

From time to time, the Company may pay or permit other promotional incentives, in cash, credit or other compensation.

Any sales representative or employee will have been qualified to sell variable annuities under applicable federal and state laws. Each broker-dealer is registered with the SEC under the Securities Exchange Act of 1934, and all are members of the NASD. The principal underwriter for the Contracts is CFBDS, Inc.

CONFORMITY WITH STATE AND FEDERAL LAWS

The Contract is governed by the laws of the state in which it is delivered. Any paid-up annuity, contract value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which the Contract is delivered. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the contract owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the funding options. However, we believe that when a funding option solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares we own on our own behalf. Should we determine that we are no longer required to comply with the above, we will vote on the shares in our own right.

LEGAL PROCEEDINGS AND OPINIONS

There are no pending material legal proceedings affecting the Separate Account. Legal matters in connection with the federal laws and regulations affecting the issue and sale of the Contract described in this prospectus, as well as the organization of the Company, its authority to issue variable annuity contracts under Connecticut law and the validity of the forms of the variable annuity contracts under Connecticut law, have been reviewed by the General Counsel of the Company.

                                   APPENDIX A
--------------------------------------------------------------------------------

          TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information and financial statements relating to The Travelers Life and Annuity Company. A list of the contents of the Statement of Additional Information is set forth below:

     The Insurance Company
     Principal Underwriter
     Distribution and Management Agreement
     Valuation of Assets
     Mixed and Shared Funding
     Substitutions and Additions
     Performance Information
     Federal Tax Considerations
     Independent Accountants
     Financial Statements

--------------------------------------------------------------------------------

Copies of the Statement of Additional Information dated        , 1998 (Form No.
21257S) are available without charge. To request a copy, please clip this coupon on the dotted line above, enter your name and address in the spaces provided below, and mail to: The Travelers Life and Annuity Company, Annuity Services, One Tower Square, Hartford, Connecticut 06183-9061.

Name:

Address:

                                   APPENDIX B
--------------------------------------------------------------------------------

            WAIVER OF WITHDRAWAL CHARGE FOR NURSING HOME CONFINEMENT

If, after the first contract year and prior to the maturity date of the Contract, the annuitant begins confinement in an Eligible Nursing Home, and remains confined for the qualifying period, you may make a total or partial withdrawal, subject to the maximum withdrawal amount described below, without incurring a Withdrawal Charge. In order for the Withdrawal Charge to be waived, the withdrawal must be made during continued confinement in an Eligible Nursing Home after the qualifying period has been satisfied, or within sixty (60) days after such confinement ends. The qualifying period is confinement in an Eligible Nursing Home for ninety (90) consecutive days. We will require proof of confinement in a form satisfactory to us, which may include certification by a licensed physician that such confinement is medically necessary.

An Eligible Nursing Home is defined as an institution or special nursing unit of a hospital which:

(a) is Medicare approved as a provider of skilled nursing care services; and

(b) is not, other than in name only, an acute care hospital, a home for the aged, a retirement home, a rest home, a community living center, or a place mainly for the treatment of alcoholism, mental illness or drug abuse.

                                       OR

Meets all of the following standards:

(a) is licensed as a nursing care facility by the state in which it is licensed;

(b) is either a freestanding facility or a distinct part of another facility such as a ward, wing, unit or swing-bed of a hospital or other facility;

(c) provides nursing care to individuals who are not able to care for themselves and who require nursing care;

(d) provides, as a primary function, nursing care and room and board; and charges for these services;

(e) care is provided under the supervision of a licensed physician, registered nurse (RN) or licensed practical nurse (LPN);

(f) may provide care by a licensed physical, respiratory, occupational or speech therapist; and

(g) is not, other than in name only, an acute care hospital, a home for the aged, a retirement home, a rest home, a community living center, or a place mainly for the treatment of alcoholism, mental illness or drug abuse.

FILING A CLAIM: You must provide the Company with written notice of a claim during continued confinement following completion of the qualifying period, or within sixty days after such confinement ends.

The maximum withdrawal amount available without incurring a Withdrawal Charge is the contract value on the next valuation date following written proof of claim, less any purchase payments made within a one year period prior to the date confinement in an Eligible Nursing Home begins, less any additional purchase payments made on or after the Annuitant's 71st birthday.

Any withdrawal requested which falls under the scope of this waiver will be paid as soon as we receive proper written proof of your claim, and will be paid in a lump sum. You should consult with your personal tax adviser regarding the taxable nature of any withdrawals taken from your contract.

                                   APPENDIX C
--------------------------------------------------------------------------------

MARKET VALUE ADJUSTMENT

[Text to follow]

                                     PART B

         Information Required in a Statement of Additional Information

                      TRAVELERS RETIREMENT VARIABLE ANNUITY


                       STATEMENT OF ADDITIONAL INFORMATION

                                      dated

                                     , 1998

                                       for

                       THE TRAVELERS SEPARATE ACCOUNT SIX
                             FOR VARIABLE ANNUITIES

                                    ISSUED BY

                     THE TRAVELERS LIFE AND ANNUITY COMPANY

This Statement of Additional Information ("SAI") is not a prospectus but relates to, and should be read in conjunction with, the Group Variable Annuity Contract Prospectus dated , 1998. A copy of the Prospectus may be obtained by writing to The Travelers Life and Annuity Company, Annuity Services, One Tower Square, Hartford, Connecticut 06183-8036, or by calling (800) 842-9406.



                                TABLE OF CONTENTS

THE INSURANCE COMPANY . . . . . . . . . . . . . . . . . . . . .    1

PRINCIPAL UNDERWRITER  . . . .  . . . . . . . . . . . . . . . .    1

DISTRIBUTION AND MANAGEMENT AGREEMENT . . . . . . . . . . . . .    2

VALUATION OF ASSETS . . . . . . . . . . . . . . . . . . . . . .    2

MIXED AND SHARED FUNDING  . . . . . . . . . . . . . . . . . . .    3

SUBSTITUTIONS AND ADDITIONS . . . . . . . . . . . . . . . . . .    3

PERFORMANCE INFORMATION . . . . . . . . . . . . . . . . . . . .    4

FEDERAL TAX CONSIDERATIONS . . . . . . . . . . . .. . . . . . .    8

INDEPENDENT ACCOUNTANTS . . . . . . . . . . . . . . . . . . . .    10

FINANCIAL STATEMENTS. . . . . . . . . . . . . . . . . . . . . .    F-1

                              THE INSURANCE COMPANY


         The Travelers Life and Annuity Company (the "Company") is a stock insurance company chartered in 1973 in Connecticut. It is a wholly owned subsidiary of The Travelers Insurance Company, which is indirectly owned, through a wholly owned subsidiary, by Travelers Group Inc., a financial services holding company engaged, through its subsidiaries, principally in four business segments: (i) Investment Services; (ii) Consumer Finance Services; (iii) Life Insurance Services; and (iv) Property and Casualty Insurance Services.

STATE REGULATION. The Company is subject to the laws of the state of Connecticut governing insurance companies and to regulation by the Insurance Commissioner of the state of Connecticut. An annual statement covering the operations of the Company for the preceding year, as well as its financial conditions as of December 31 of such year, must be filed with the Commissioner in a prescribed format on or before March 1 of each year. The Company's books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is conducted at least once every four years.

         The Company is also subject to the insurance laws and regulations of all other states in which it is licensed to operate. However, the insurance departments of each of these states generally apply the laws of the home state (jurisdiction of domicile) in determining the field of permissible investments.

THE SEPARATE ACCOUNT. Separate Account Six meets the definition of a separate account under the federal securities laws, and will comply with the provisions of the 1940 Act. Additionally, the operations of Separate Account Six are subject to the provisions of Section 38a-433 of the Connecticut General Statutes which authorizes the Connecticut Insurance Commissioner to adopt regulations under it. Section 38a-433 contains no restrictions on the investments of the Separate Account, and the Commissioner has adopted no regulations under the Section that affect the Separate Account.

                              PRINCIPAL UNDERWRITER

         CFBDS, Inc. serves as principal underwriter for the Separate Account and the Contracts. The offering is continuous. CFBDS, Inc.'s principal executive offices are located at 6 St. James Avenue, Boston, MA 02116.

                      DISTRIBUTION AND MANAGEMENT AGREEMENT

         Under the terms of the Distribution and Management Agreement among Separate Account Five, the Company and Tower Square, the Company provides all administrative services and mortality and expense risk guarantees related to variable annuity contracts sold by the Company in connection with Separate Account Six. Tower Square performs the sales functions related to the Contracts. The Company reimburses Tower Square for commissions paid, other sales expenses and certain overhead expenses connected with sales functions. The Company also pays all costs (including costs associated with the preparation of sales literature); all costs of qualifying Separate Account Six and the variable annuity contract with regulatory authorities; the costs of proxy solicitation; and all custodian, accountant's and legal fees. The Company also provides without cost to Separate Account Six all necessary office space, facilities, and personnel to manage its affairs.

                               VALUATION OF ASSETS

FUNDING OPTIONS: The value of the assets of each funding option is determined on each business day as of the close of the New York Stock Exchange. Each security traded on a national securities exchange is valued at the last reported sale price on the business day. If there has been no sale on that day, then the value of the security is taken to be the mean between the reported bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

         Any security not traded on a securities exchange but traded in the over-the-counter-market and for which market quotations are readily available is valued at the mean between the quoted bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

         Securities traded on the over-the-counter-market and listed securities with no reported sales are valued at the mean between the last reported bid and asked prices or on the basis of quotations received from a reputable broker or other recognized source.

         Short-term investments for which a quoted market price is available are valued at market. Short-term investments maturing in more than sixty days for which there is no reliable quoted market price are valued by "marking to market" (computing a market value based upon quotations from dealers or issuers for securities of a similar type, quality and maturity.) "Marking to market" takes into account unrealized appreciation or depreciation due to changes in interest rates or other factors which would influence the current fair values of such securities. Short-term investments maturing in sixty days or less for which there is no reliable quoted market price are valued at amortized cost which approximates market.

THE CONTRACT VALUE: The value of an accumulation unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is used to measure the investment performance of a funding option from one valuation period to the next. The net investment factor for a funding option for any valuation period is equal to the sum of 1.000000 plus the net investment rate (the gross investment rate less any applicable funding option deductions during the valuation period relating to the mortality and expense risk charge and the administrative expense charge). The gross investment rate of a funding option is equal to (a) minus (b), divided by (c) where:

     (a) = investment income plus capital gains and losses (whether realized or unrealized);

     (b) = any deduction for applicable taxes (presently zero); and

     (c) = the value of the assets of the funding option at the beginning of the valuation period.

         The gross investment rate may be either positive or negative. A funding option's investment income includes any distribution whose ex-dividend date occurs during the valuation period.

ACCUMULATION UNIT VALUE. The value of the accumulation unit for each funding option was initially established at $1.00. The value of an accumulation unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is calculated for each funding option and takes into account the investment performance, expenses and the deduction of certain expenses.

ANNUITY UNIT VALUE. The initial Annuity Unit Value applicable to each funding option was established at $1.00. An annuity unit value as of any business day is equal to (a) the value of the annuity unit on the preceding business day, multiplied by (b) the corresponding net investment factor for the valuation period just ended, divided by (c) the assumed net investment factor for the valuation period. (For example, the assumed net investment factor based on an annual assumed net investment rate of 3.0% for a Valuation Period of one day is
1.000081 and, for a period of two days, is 1.000081 x 1.000081.)


                           MIXED AND SHARED FUNDING

         Certain variable annuity separate accounts and variable life insurance separate accounts may invest in the funding options simultaneously (called "mixed" and "shared" funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the funding options do not currently forsee any such disadvantages either to variable annuity contract owners or variable life policy owners, each funding option's Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable annuity contract owners would not bear any of the related expenses, but variable annuity contract owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.


                         SUBSTITUTIONS AND ADDITIONS

         If any of the funding options becomes unavailable for allocating purchase payments, or if we believe that further investment in a funding option is inappropriate for the purposes of the contract, we may substitute another funding option. However, we will not make any substitutions without notifying you and obtaining any applicable state and SEC approval. From time to time we may make new funding options available.

                             PERFORMANCE INFORMATION

         From time to time, the Company may advertise several types of historical performance for the Funding Options of Separate Account Six. The Company may advertise the "standardized average annual total returns" of the Funding Option, calculated in a manner prescribed by the Securities and Exchange Commission, as well as the "nonstandardized total returns," as described below:

         STANDARDIZED METHOD. Quotations of average annual total returns are computed according to a formula in which a hypothetical initial investment of $1,000 is applied to the Funding Option, and then related to ending redeemable values over one-, five-, and ten-year periods, or for a period covering the time during which the Funding Option has been in existence, if less. If a Funding Option has been in existence for less than one year, the "since inception" total return performance quotations are year-to-date and are not average annual total returns. These quotations reflect the deduction of all recurring charges during each period (on a pro rata basis in the case of fractional periods). The deduction for the annual administrative charge ($30) is converted to a percentage of assets based on the actual fee collected (or anticipated to be collected, if a new product), divided by the average net assets for contracts sold (or anticipated to be sold) under the Prospectus to which this Statement of Additional Information relates. Each quotation assumes a total redemption at the end of each period with the assessment of any applicable withdrawal charge at that time.

         NONSTANDARDIZED METHOD. Nonstandardized "total returns" will be calculated in a similar manner based on the performance of the Funding Options over a period of time, usually for the calendar year-to-date, and for the past one-, three-, five- and ten-year periods. Nonstandardized total returns will not reflect the deduction of any applicable withdrawal charge or the $30 annual contract administrative charge, which, if reflected, would decrease the level of performance shown. The withdrawal charge is not reflected because the Contract is designed for long-term investment.

         For Funding Options that were in existence prior to the date they became available under Separate Account Five, the standardized average annual total return quotations may be accompanied by returns showing the investment performance that such Funding Options would have achieved (reduced by the applicable charges) had they been held under the Contract for the period quoted. The total return quotations are based upon historical earnings and are not necessarily representative of future performance. An Owner's Contract Value at redemption may be more or less than original cost.

         GENERAL. Within the guidelines prescribed by the SEC and the National Association of Securities Dealers, Inc. ("NASD"), performance information may be quoted numerically or may be presented in a table, graph or other illustration. Advertisements may include data comparing performance to well-known indices of market performance (including, but not limited to, the Dow Jones Industrial Average, the Standard & Poor's (S&P) 500 Index and the S&P 400 Index, the Lehman Brothers Long T-Bond Index, the Russell 1000, 2000 and 3000 Indices, the Value Line Index, and the Morgan Stanley Capital International's EAFE Index). Advertisements may also include published editorial comments and performance rankings compiled by independent organizations (including, but not limited to, Lipper Analytical Services, Inc. and Morningstar, Inc.) and publications that monitor the performance of Separate Account PF and the Funding Options.

        Average annual total returns have been calculated using each funding option's investment performance since inception. The returns were computed according to the nonstandardized method for the period ending December 31, 1997 as if they had been available under Separate Account Six during that time. They are set forth in the following tables. No standardized information is currently available.

                                                     STANDARDIZED AVERAGE ANNUAL TOTAL RETURNS
                                                     (taking into account all charges and fees)
           Standard Death Benefit
--------------------------------------------------------------------------------------------------------
                                                    FUND
             M & E CHARGE = .80%                  INCEPTION
                                                    DATE          1 YEAR        5 YEAR       10 YEAR
========================================================================================================
High Yield Bond Trust
--------------------------------------------------------------------------------------------------------
Managed Assets Trust
--------------------------------------------------------------------------------------------------------
Money Market Portfolio
--------------------------------------------------------------------------------------------------------
AMERICAN ODYSSEY FUNDS  (1):
--------------------------------------------------------------------------------------------------------
    Core Equity Fund
--------------------------------------------------------------------------------------------------------
    Emerging Opportunities Fund
--------------------------------------------------------------------------------------------------------
    Global High Yield Bond Fund
--------------------------------------------------------------------------------------------------------
    Intermediate-Term Bond Fund
--------------------------------------------------------------------------------------------------------
    International Equity Fund
--------------------------------------------------------------------------------------------------------
    Long-Term Bond Fund
--------------------------------------------------------------------------------------------------------
AMERICAN ODYSSEY FUNDS (2):
--------------------------------------------------------------------------------------------------------
    Core Equity Fund
--------------------------------------------------------------------------------------------------------
    Emerging Opportunities Fund
--------------------------------------------------------------------------------------------------------
    Global High Yield Bond Fund
--------------------------------------------------------------------------------------------------------
    Intermediate-Term Bond Fund
--------------------------------------------------------------------------------------------------------
    International Equity Fund
--------------------------------------------------------------------------------------------------------
    Long-Term Bond Fund
--------------------------------------------------------------------------------------------------------
DELAWARE GROUP PREMIUM FUND, INC.
--------------------------------------------------------------------------------------------------------
    REIT Series
--------------------------------------------------------------------------------------------------------
    Small Cap Value Series
--------------------------------------------------------------------------------------------------------
DREYFUS VARIABLE INVESTMENT FUND
--------------------------------------------------------------------------------------------------------
    Capital Appreciation Portfolio
--------------------------------------------------------------------------------------------------------
    Small Cap Portfolio
--------------------------------------------------------------------------------------------------------
GREENWICH STREET SERIES FUND
--------------------------------------------------------------------------------------------------------
    Equity Index Portfolio Class II*
--------------------------------------------------------------------------------------------------------
    Equity Index Portfolio Class II**
--------------------------------------------------------------------------------------------------------
MONTGOMERY VARIABLE SERIES
--------------------------------------------------------------------------------------------------------
    Growth Fund
--------------------------------------------------------------------------------------------------------
OCC ACCUMULATION TRUST
--------------------------------------------------------------------------------------------------------
    Equity Portfolio
--------------------------------------------------------------------------------------------------------
SALOMON BROTHERS VARIABLE SERIES FUNDS, INC.
--------------------------------------------------------------------------------------------------------
    Salomon Brothers Variable Capital Fund
--------------------------------------------------------------------------------------------------------
    Salomon Brothers Variable Investors Fund
--------------------------------------------------------------------------------------------------------
    Salomon Brothers Variable Total Return Fund
--------------------------------------------------------------------------------------------------------
STRONG VARIABLE INSURANCE FUNDS, INC.
--------------------------------------------------------------------------------------------------------



                                                                 NONSTANDARDIZED TOTAL RETURNS
                                                       (taking into account all charges and fees except
                                                                     deferred sales charges)
-----------------------------------------------------------------------------------------------------------------------

             M & E CHARGE = .80 %
         MAXIMUM FLOOR BENEFIT CHARGE              1 YEAR       3 YEAR         5 YEAR       10 YEAR
=======================================================================================================================
High Yield Bond Trust
-----------------------------------------------------------------------------------------------------------------------
Managed Assets Trust
-----------------------------------------------------------------------------------------------------------------------
Money Market Portfolio
-----------------------------------------------------------------------------------------------------------------------
AMERICAN ODYSSEY FUNDS  (1):
-----------------------------------------------------------------------------------------------------------------------
    Core Equity Fund
-----------------------------------------------------------------------------------------------------------------------
    Emerging Opportunities Fund
-----------------------------------------------------------------------------------------------------------------------
    Global High Yield Bond Fund
-----------------------------------------------------------------------------------------------------------------------
    Intermediate-Term Bond Fund
-----------------------------------------------------------------------------------------------------------------------
    International Equity Fund
-----------------------------------------------------------------------------------------------------------------------
    Long-Term Bond Fund
-----------------------------------------------------------------------------------------------------------------------
AMERICAN ODYSSEY FUNDS (2):
-----------------------------------------------------------------------------------------------------------------------
    Core Equity Fund
-----------------------------------------------------------------------------------------------------------------------
    Emerging Opportunities Fund
-----------------------------------------------------------------------------------------------------------------------
    Global High Yield Bond Fund
-----------------------------------------------------------------------------------------------------------------------
    Intermediate-Term Bond Fund
-----------------------------------------------------------------------------------------------------------------------
    International Equity Fund
-----------------------------------------------------------------------------------------------------------------------
    Long-Term Bond Fund
-----------------------------------------------------------------------------------------------------------------------
DELAWARE GROUP PREMIUM FUND, INC.
-----------------------------------------------------------------------------------------------------------------------
    REIT Series
-----------------------------------------------------------------------------------------------------------------------
    Small Cap Value Series
-----------------------------------------------------------------------------------------------------------------------
DREYFUS VARIABLE INVESTMENT FUND
-----------------------------------------------------------------------------------------------------------------------
    Capital Appreciation Portfolio
-----------------------------------------------------------------------------------------------------------------------
    Small Cap Portfolio
-----------------------------------------------------------------------------------------------------------------------
GREENWICH STREET SERIES FUND
-----------------------------------------------------------------------------------------------------------------------
       Equity Index Portfolio Class II*
-----------------------------------------------------------------------------------------------------------------------
       Equity Index Portfolio Class II**
-----------------------------------------------------------------------------------------------------------------------
MONTGOMERY VARIABLE SERIES
-----------------------------------------------------------------------------------------------------------------------
    Growth Fund
-----------------------------------------------------------------------------------------------------------------------
OCC ACCUMULATION TRUST
-----------------------------------------------------------------------------------------------------------------------
    Equity Portfolio
-----------------------------------------------------------------------------------------------------------------------
SALOMON BROTHERS VARIABLE SERIES FUNDS, INC.
-----------------------------------------------------------------------------------------------------------------------
    Salomon Brothers Variable Capital Fund
-----------------------------------------------------------------------------------------------------------------------
    Salomon Brothers Variable Investors Fund
-----------------------------------------------------------------------------------------------------------------------
    Salomon Brothers Variable Total Return Fund
-----------------------------------------------------------------------------------------------------------------------
STRONG VARIABLE INSURANCE FUNDS, INC.
-----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
    Strong Schafer Value Fund III
----------------------------------------------------------------------------------------------------------
TRAVELERS SERIES FUND, INC.
----------------------------------------------------------------------------------------------------------
    Alliance Growth Portfolio
----------------------------------------------------------------------------------------------------------
    MFS Total Return Portfolio
----------------------------------------------------------------------------------------------------------
    Putnam Diversified Income Portfolio
----------------------------------------------------------------------------------------------------------
    Smith Barney High Income Portfolio
----------------------------------------------------------------------------------------------------------
    Smith Barney International Equity Portfolio
----------------------------------------------------------------------------------------------------------
    Smith Barney Large Cap Growth Portfolio
----------------------------------------------------------------------------------------------------------
THE TRAVELERS SERIES TRUST
----------------------------------------------------------------------------------------------------------
    Convertible Bond Portfolio
----------------------------------------------------------------------------------------------------------
    Disciplined Mid Cap Stock Portfolio
----------------------------------------------------------------------------------------------------------
    Disciplined Small Cap Stock Portfolio
----------------------------------------------------------------------------------------------------------
    Equity Income Portfolio
----------------------------------------------------------------------------------------------------------
    Federated Stock Portfolio
----------------------------------------------------------------------------------------------------------
    Large Cap Portfolio
----------------------------------------------------------------------------------------------------------
    Lazard International Stock Portfolio
----------------------------------------------------------------------------------------------------------
    MFS Mid Cap Growth Portfolio
----------------------------------------------------------------------------------------------------------
    MFS Research Portfolio
----------------------------------------------------------------------------------------------------------
    Social Awareness Stock Portfolio
----------------------------------------------------------------------------------------------------------
    Strategic Stock Portfolio
----------------------------------------------------------------------------------------------------------
    Travelers Quality Bond Portfolio*
----------------------------------------------------------------------------------------------------------
    Travelers Quality Bond Portfolio**
----------------------------------------------------------------------------------------------------------
    U.S. Government Securities Portfolio*
----------------------------------------------------------------------------------------------------------
    U.S. Government Securities Portfolio**
----------------------------------------------------------------------------------------------------------
    Utilities Portfolio
----------------------------------------------------------------------------------------------------------
WARBURG PINCUS TRUST
----------------------------------------------------------------------------------------------------------
    Warburg Pincus Emerging Markets Portfolio
----------------------------------------------------------------------------------------------------------

*  With Maximum Floor Benefit Charge of 3%.
** Without Floor Benefit Charge

                                                     STANDARDIZED AVERAGE ANNUAL TOTAL RETURNS
                                                     (taking into account all charges and fees)
           Optional Death Benefit
--------------------------------------------------------------------------------------------------------
                                                    FUND
             M & E CHARGE = .80%                  INCEPTION
                                                    DATE          1 YEAR        5 YEAR       10 YEAR
========================================================================================================
High Yield Bond Trust
--------------------------------------------------------------------------------------------------------
Managed Assets Trust
--------------------------------------------------------------------------------------------------------
Money Market Portfolio
--------------------------------------------------------------------------------------------------------
AMERICAN ODYSSEY FUNDS  (1):
--------------------------------------------------------------------------------------------------------
    Core Equity Fund
--------------------------------------------------------------------------------------------------------
    Emerging Opportunities Fund
--------------------------------------------------------------------------------------------------------
    Global High Yield Bond Fund
--------------------------------------------------------------------------------------------------------
    Intermediate-Term Bond Fund
--------------------------------------------------------------------------------------------------------
    International Equity Fund
--------------------------------------------------------------------------------------------------------
    Long-Term Bond Fund
--------------------------------------------------------------------------------------------------------
AMERICAN ODYSSEY FUNDS (2):
--------------------------------------------------------------------------------------------------------
    Core Equity Fund
--------------------------------------------------------------------------------------------------------
    Emerging Opportunities Fund
--------------------------------------------------------------------------------------------------------
    Global High Yield Bond Fund
--------------------------------------------------------------------------------------------------------
    Intermediate-Term Bond Fund
--------------------------------------------------------------------------------------------------------
    International Equity Fund
--------------------------------------------------------------------------------------------------------
    Long-Term Bond Fund
--------------------------------------------------------------------------------------------------------
DELAWARE GROUP PREMIUM FUND, INC.
--------------------------------------------------------------------------------------------------------
    REIT Series
--------------------------------------------------------------------------------------------------------
    Small Cap Value Series
--------------------------------------------------------------------------------------------------------
DREYFUS VARIABLE INVESTMENT FUND
--------------------------------------------------------------------------------------------------------
    Capital Appreciation Portfolio
--------------------------------------------------------------------------------------------------------
    Small Cap Portfolio
--------------------------------------------------------------------------------------------------------
GREENWICH STREET SERIES FUND
--------------------------------------------------------------------------------------------------------
    Equity Index Portfolio Class II*
--------------------------------------------------------------------------------------------------------
    Equity Index Portfolio Class II**
--------------------------------------------------------------------------------------------------------
MONTGOMERY VARIABLE SERIES
--------------------------------------------------------------------------------------------------------
    Growth Fund
--------------------------------------------------------------------------------------------------------
OCC ACCUMULATION TRUST
--------------------------------------------------------------------------------------------------------
    Equity Portfolio
--------------------------------------------------------------------------------------------------------
SALOMON BROTHERS VARIABLE SERIES FUNDS, INC.
--------------------------------------------------------------------------------------------------------
    Salomon Brothers Variable Capital Fund
--------------------------------------------------------------------------------------------------------
    Salomon Brothers Variable Investors Fund
--------------------------------------------------------------------------------------------------------
    Salomon Brothers Variable Total Return Fund
--------------------------------------------------------------------------------------------------------
STRONG VARIABLE INSURANCE FUNDS, INC.
--------------------------------------------------------------------------------------------------------



                                                                 NONSTANDARDIZED TOTAL RETURNS
                                                       (taking into account all charges and fees except
                                                                     deferred sales charges)
-----------------------------------------------------------------------------------------------------------------------

             M & E CHARGE = .80 %
         MAXIMUM FLOOR BENEFIT CHARGE              1 YEAR       3 YEAR         5 YEAR       10 YEAR
=======================================================================================================================
High Yield Bond Trust
-----------------------------------------------------------------------------------------------------------------------
Managed Assets Trust
-----------------------------------------------------------------------------------------------------------------------
Money Market Portfolio
-----------------------------------------------------------------------------------------------------------------------
AMERICAN ODYSSEY FUNDS  (1):
-----------------------------------------------------------------------------------------------------------------------
    Core Equity Fund
-----------------------------------------------------------------------------------------------------------------------
    Emerging Opportunities Fund
-----------------------------------------------------------------------------------------------------------------------
    Global High Yield Bond Fund
-----------------------------------------------------------------------------------------------------------------------
    Intermediate-Term Bond Fund
-----------------------------------------------------------------------------------------------------------------------
    International Equity Fund
-----------------------------------------------------------------------------------------------------------------------
    Long-Term Bond Fund
-----------------------------------------------------------------------------------------------------------------------
AMERICAN ODYSSEY FUNDS (2):
-----------------------------------------------------------------------------------------------------------------------
    Core Equity Fund
-----------------------------------------------------------------------------------------------------------------------
    Emerging Opportunities Fund
-----------------------------------------------------------------------------------------------------------------------
    Global High Yield Bond Fund
-----------------------------------------------------------------------------------------------------------------------
    Intermediate-Term Bond Fund
-----------------------------------------------------------------------------------------------------------------------
    International Equity Fund
-----------------------------------------------------------------------------------------------------------------------
    Long-Term Bond Fund
-----------------------------------------------------------------------------------------------------------------------
DELAWARE GROUP PREMIUM FUND, INC.
-----------------------------------------------------------------------------------------------------------------------
    REIT Series
-----------------------------------------------------------------------------------------------------------------------
    Small Cap Value Series
-----------------------------------------------------------------------------------------------------------------------
DREYFUS VARIABLE INVESTMENT FUND
-----------------------------------------------------------------------------------------------------------------------
    Capital Appreciation Portfolio
-----------------------------------------------------------------------------------------------------------------------
    Small Cap Portfolio
-----------------------------------------------------------------------------------------------------------------------
GREENWICH STREET SERIES FUND
-----------------------------------------------------------------------------------------------------------------------
       Equity Index Portfolio Class II*
-----------------------------------------------------------------------------------------------------------------------
       Equity Index Portfolio Class II**
-----------------------------------------------------------------------------------------------------------------------
MONTGOMERY VARIABLE SERIES
-----------------------------------------------------------------------------------------------------------------------
    Growth Fund
-----------------------------------------------------------------------------------------------------------------------
OCC ACCUMULATION TRUST
-----------------------------------------------------------------------------------------------------------------------
    Equity Portfolio
-----------------------------------------------------------------------------------------------------------------------
SALOMON BROTHERS VARIABLE SERIES FUNDS, INC.
-----------------------------------------------------------------------------------------------------------------------
    Salomon Brothers Variable Capital Fund
-----------------------------------------------------------------------------------------------------------------------
    Salomon Brothers Variable Investors Fund
-----------------------------------------------------------------------------------------------------------------------
    Salomon Brothers Variable Total Return Fund
-----------------------------------------------------------------------------------------------------------------------
STRONG VARIABLE INSURANCE FUNDS, INC.
-----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
    Strong Schafer Value Fund III
----------------------------------------------------------------------------------------------------------
TRAVELERS SERIES FUND, INC.
----------------------------------------------------------------------------------------------------------
    Alliance Growth Portfolio
----------------------------------------------------------------------------------------------------------
    MFS Total Return Portfolio
----------------------------------------------------------------------------------------------------------
    Putnam Diversified Income Portfolio
----------------------------------------------------------------------------------------------------------
    Smith Barney High Income Portfolio
----------------------------------------------------------------------------------------------------------
    Smith Barney International Equity Portfolio
----------------------------------------------------------------------------------------------------------
    Smith Barney Large Cap Growth Portfolio
----------------------------------------------------------------------------------------------------------
THE TRAVELERS SERIES TRUST
----------------------------------------------------------------------------------------------------------
    Convertible Bond Portfolio
----------------------------------------------------------------------------------------------------------
    Disciplined Mid Cap Stock Portfolio
----------------------------------------------------------------------------------------------------------
    Disciplined Small Cap Stock Portfolio
----------------------------------------------------------------------------------------------------------
    Equity Income Portfolio
----------------------------------------------------------------------------------------------------------
    Federated Stock Portfolio
----------------------------------------------------------------------------------------------------------
    Large Cap Portfolio
----------------------------------------------------------------------------------------------------------
    Lazard International Stock Portfolio
----------------------------------------------------------------------------------------------------------
    MFS Mid Cap Growth Portfolio
----------------------------------------------------------------------------------------------------------
    MFS Research Portfolio
----------------------------------------------------------------------------------------------------------
    Social Awareness Stock Portfolio
----------------------------------------------------------------------------------------------------------
    Strategic Stock Portfolio
----------------------------------------------------------------------------------------------------------
    Travelers Quality Bond Portfolio*
----------------------------------------------------------------------------------------------------------
    Travelers Quality Bond Portfolio**
----------------------------------------------------------------------------------------------------------
    U.S. Government Securities Portfolio*
----------------------------------------------------------------------------------------------------------
    U.S. Government Securities Portfolio**
----------------------------------------------------------------------------------------------------------
    Utilities Portfolio
----------------------------------------------------------------------------------------------------------
WARBURG PINCUS TRUST
----------------------------------------------------------------------------------------------------------
    Warburg Pincus Emerging Markets Portfolio
----------------------------------------------------------------------------------------------------------

*  With Maximum Floor Benefit Charge of 3%.
** Without Floor Benefit Charge

                           FEDERAL TAX CONSIDERATIONS

         The following description of the federal income tax consequences under this Contract is not exhaustive and is not intended to cover all situations. Because of the complexity of the law and the fact that the tax results will vary according to the factual status of the individual involved, tax advice may be needed by a person contemplating purchase of an annuity contract and by a contract owner or beneficiary who may make elections under a contract. For further information, please consult a qualified tax adviser.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS
         Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which a participant under a qualified plan, a Section 403(b) annuity, or an IRA attains age 70 1/2. Distributions must also begin or be continued according to required patterns following the death of the contract owner or the annuitant.

INDIVIDUAL RETIREMENT ANNUITIES
         To the extent of earned income for the year and not exceeding $2,000 per individual, an individual may make deductible contributions to an individual retirement annuity (IRA). There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and based on their participation in a retirement plan. If an individual is married and the spouse does not have earned income, the individual may establish IRAs for the individual and spouse. Purchase payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit of $4,000.

         The Code provides for the purchase of a Simplified Employee Pension
(SEP) plan. A SEP is funded through an IRA with an annual employer contribution limit of 15% of compensation up to $30,000 for each participant.

SIMPLE PLAN IRA FORM

         Effective January 1, 1997, employers may establish a savings incentive match plan for employees ("SIMPLE plan") under which employees can make elective salary reduction contributions to an IRA based on a percentage of compensation of up to $6,000. (Alternatively, the employer can establish a SIMPLE cash or deferred arrangement under IRS Section 401(k)). Under a SIMPLE plan IRA, the employer must either make a matching contribution of 100% on the first 3% or 7% contribution for all eligible employees. Early withdrawals are subject to the 10% early withdrawal penalty generally applicable to IRAs, except that an early withdrawal by an employee under a SIMPLE plan IRA, within the first two years of participation, shall be subject to a 25% early withdrawal tax.

ROTH IRAS
         Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations ($2,000 per year for annual contributions), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of a "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

         Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2(subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to the Roth IRA.

QUALIFIED PENSION AND PROFIT-SHARING PLANS
         Under a qualified pension or profit-sharing plan, purchase payments made by an employer are not currently taxable to the participant and increases in the value of a contract are not subject to taxation until received by a participant or beneficiary.

         Distributions are taxable to the participant or beneficiary as ordinary income in the year of receipt. Any distribution that is considered the participant's "investment in the contract" is treated as a return of capital and is not taxable. Certain lump-sum distributions may be eligible for special forward averaging tax treatment for certain classes of individuals.

FEDERAL INCOME TAX WITHHOLDING
         The portion of a distribution which is taxable income to the recipient will be subject to federal income tax withholding as follows:

1. ELIGIBLE ROLLOVER DISTRIBUTION FROM SECTION 403(B) PLANS OR ARRANGEMENTS OR FROM QUALIFIED PENSION AND PROFIT-SHARING PLANS

         There is a mandatory 20% tax withholding for plan distributions that are eligible for rollover to an IRA or to another retirement plan but that are not directly rolled over. A distribution made directly to a participant or beneficiary may avoid this result if:

     (a) a periodic settlement distribution is elected based upon a life or life expectancy calculation, or

     (b) a term-for-years settlement distribution is elected for a period of ten years or more, payable at least annually, or

     (c) a minimum required distribution as defined under the tax law is taken after the attainment of the age of 701/2 or as otherwise required by law.

         A distribution including a rollover that is not a direct rollover will be subject to the 20% withholding, and a 10% additional tax penalty may apply to any amount not added back in the rollover. The 20% withholding may be recovered when the participant or beneficiary files a personal income tax return for the year if a rollover was completed within 60 days of receipt of the funds, except to the extent that the participant or spousal beneficiary is otherwise underwithheld or short on estimated taxes for that year.

2.       OTHER NON-PERIODIC DISTRIBUTIONS (FULL OR PARTIAL REDEMPTIONS)

         To the extent not described as requiring 20% withholding in 1 above, the portion of a non-periodic distribution which constitutes taxable income will be subject to federal income tax withholding, if the aggregate distributions exceed $200 for the year, unless the recipient elects not to have taxes withheld. If no such election is made, 10% of the taxable distribution will be withheld as federal income tax. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

3. PERIODIC DISTRIBUTIONS (DISTRIBUTIONS PAYABLE OVER A PERIOD GREATER THAN ONE YEAR)

         The portion of a periodic distribution which constitutes taxable income will be subject to federal income tax withholding under the wage withholding tables as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs. As of January 1, 1998, a recipient receiving periodic payments (e.g., monthly or annual payments under an annuity option) which total $15,200 or less per year, will generally be exempt from periodic withholding.

         Recipients who elect not to have withholding made are liable for payment of federal income tax on the taxable portion of the distribution. All recipients may also be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are not sufficient to cover tax liabilities.

         Recipients who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Additionally, U.S citizens residing outside of the country, or U.S. legal residents temporarily residing outside the country, are not permitted to elect out of withholding.


                             INDEPENDENT ACCOUNTANTS

         The consolidated financial statements of the Travelers Life and Annuity Company and Subsidiaries as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                       THIS PAGE INTENTIONALLY LEFT BLANK

                      TRAVELERS RETIREMENT VARIABLE ANNUITY




                       STATEMENT OF ADDITIONAL INFORMATION
                              SEPARATE ACCOUNT SIX








                         Group Variable Annuity Contract
                                    issued by





                     The Travelers Life and Annuity Company
                                One Tower Square
                           Hartford, Connecticut 06183













                                                    , 1998
L-21257S

                                     PART C

                               Other Information

Item 24.  Financial Statements and Exhibits

(a) The financial statements of the Registrant will not be provided since the Registrant will have no assets as of the effective date of the Registrant Statement.

           The financial statements of The Travelers Life and Annuity Company and the report of Independent Accountants, are contained in the Statement of Additional Information. The financial statements of The Travelers Life and Annuity Company include:

                          To be filed by amendment

(b)  Exhibits

1. Resolution of The Travelers Life and Annuity Company Board of Directors authorizing the establishment of the Registrant.

2.         Not Applicable.

3(a). Form of Distribution and Management Agreement among the Registrant, The Travelers Life and Annuity Company and Tower Square Securities, Inc.

3(b). Form of Selling Agreement. (Incorporated herein by reference to Exhibit 3(b) to the Registration Statement on Form N-4, File No. 333-40191, filed June 10, 1998.)

4.         Variable Annuity Contract.  To be filed by amendment

5.         Application.  To be filed by amendment

6(a). Charter of The Travelers Life and Annuity Company, as amended on April 10, 1990. (Incorporated herein by reference to Exhibit 6(a) to the Registration Statement on Form N-4, File No. 333-40191, filed November 13, 1998.)

6(b). By-Laws of The Travelers Life and Annuity Company, as amended on October 20, 1994. (Incorporated herein by reference to Exhibit 6(b) to the Registration Statement on Form N-4, File No. 333-40191, filed November 13, 1998.)

9. Opinion of Counsel as to the legality of securities being registered.

10(a). Consent of KPMG Peat Marwick LLP, Independent Certified Public Accountants. To be filed by amendment.

13. Computation of Total Return Calculations - Standardized and Non-Standardized. To be filed by amendment.

15. Powers of Attorney authorizing Ernest J. Wright or Kathleen A. McGah as signatory for Michael A. Carpenter, Jay S. Benet, George C. Kokulis, Robert I. Lipp, Ian R. Stuart, Katherine M. Sullivan and Marc P. Weill.

Item 25.  Directors and Officers of the Depositor

Name and Principal                                 Positions and Offices
Business Address                                   with Insurance Company
--------------------------                         ----------------------
Michael A. Carpenter*                              Director, Chairman of the Board
                                                   President and Chief Executive Officer
Jay S. Benet*                                      Director and Senior Vice President
George C. Kokulis*                                 Director and Senior Vice President
Robert I. Lipp*                                    Director
Ian R. Stuart*                                     Director, Senior Vice President,
                                                   Chief Financial Officer, Chief
                                                   Accounting Officer and Controller
Katherine M. Sullivan*                             Director and Senior Vice President
                                                   and General Counsel
Marc P. Weill**                                    Director and Senior Vice President
Stuart Baritz**                                    Senior Vice President
Jay S. Fishman*                                    Senior Vice President
Elizabeth C. Georgakopoulos*                       Senior Vice President
Barry Jacobson*                                    Senior Vice President
Russell H. Johnson*                                Senior Vice President
Warren H. May*                                     Senior Vice President
Christine M. Modie*                                Senior Vice President
David A. Tyson*                                    Senior Vice President
F. Denney Voss*                                    Senior Vice President
Paula Burton*                                      Vice President
Virginia M. Meany*                                 Vice President
Selig Ehrlich*                                     Vice President and Actuary
Donald R. Munson, Jr.*                             Second Vice President
Ernest J. Wright*                                  Vice President and Secretary
Kathleen A. McGah*                                 Assistant Secretary and Counsel


    Principal Business Address:
*   The Travelers Life and Annuity Company                          **  Travelers Group Inc.
    One Tower Square                                                    388 Greenwich Street
    Hartford, CT  06183                                                 New York, N.Y. 10013



Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

            Incorporated herein by reference to Item 26 to Post-Effective Amendment No. 3 to the Registration Statement on Form N-4, File No. 33-58131 filed April 10, 1998.



Item 27.  Number of Contract Owners

Not applicable.

Item 28.  Indemnification

Section 33-770 of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

C.G.S. Section 33-770 provides an exclusive remedy; a Connecticut corporation cannot indemnify a director or officer to an extent either greater or less than that authorized by the statute, e.g., pursuant to its certificate of incorporation, by-laws, or any separate contractual arrangement. However, the statute does specifically authorize a corporation to procure indemnification insurance to provide greater indemnification rights. The premiums for such insurance may be shared with the insured individuals on an agreed basis.

Travelers Group Inc. also provides liability insurance for its directors and officers and the directors and officers of its subsidiaries, including the Depositor. This insurance provides for coverage against loss from claims made against directors and officers in their capacity as such, including, subject to certain exceptions, liabilities under the Federal securities laws.

Rule 484 Undertaking

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liability (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriter

(a)         Tower Square Securities, Inc.
            One Tower Square
            Hartford, Connecticut 06183

Tower Square Securities, Inc. also serves as principal underwriter for the following :

The Travelers Growth and Income Stock Account for Variable Annuities
The Travelers Quality Bond Account for Variable Annuities
The Travelers Money Market Account for Variable Annuities
The Travelers Timed Growth and Income Stock Account for Variable Annuities The Travelers Timed Short-Term Bond Account for Variable Annuities
The Travelers Timed Aggressive Stock Account for Variable Annuities
The Travelers Timed Bond Account for Variable Annuities
The Travelers Fund U for Variable Annuities
The Travelers Fund VA for Variable Annuities
The Travelers Fund BD for Variable Annuities
The Travelers Fund BD II for Variable Annuities
The Travelers Fund BD III for Variable Annuities
The Travelers Fund BD IV for Variable Annuities
The Travelers Fund ABD for Variable Annuities
The Travelers Fund ABD II for Variable Life Insurance
The Travelers Separate Account QP for Variable Annuities
The Travelers Separate Account PF for Variable Annuities
The Travelers Separate Account PF II for Variable Annuities
The Travelers Separate Account TM for Variable Annuities
The Travelers Separate Account TM II for Variable Annuities
The Travelers Fund UL for Variable Life Insurance
The Travelers Fund UL II for Variable Life Insurance
The Travelers Variable Life Insurance Separate Account One
The Travelers Variable Life Insurance Separate Account Two
The Travelers Variable Life Insurance Separate Account Three
The Travelers Variable Life Insurance Separate Account Four
The Travelers Separate Account Five for Variable Annuities


(b)         Name and Principal                         Positions and Offices
            Business Address *                         With Underwriter
            ------------------                         ----------------
         Russell H. Johnson                            Chairman of the Board Chief Executive Officer,
                                                           President and Chief Operating Officer
         Jay S. Benet                                  Member, Board of Directors
         George C. Kokulis                             Member, Board of Directors
         Warren H. May                                 Member, Board of Directors
         Joanne K. Russo                               Member, Board of Directors, Senior Vice President
         William F. Scully, III                        Member, Board of Directors, Senior Vice President
         Cynthia P. Macdonald                          Vice President, Chief Compliance Officer, and
                                                            Assistant Secretary
         William D. Wilcox                             General Counsel and Secretary
         Kathleen A. McGah                             Assistant Secretary and Counsel
         Donald R. Munson, Jr.                         Senior Vice President
         Stuart L. Baritz                              Vice President

(b)         Name and Principal                         Positions and Offices
            Business Address *                         With Underwriter
            ------------------                         ----------------
         Michael P. Kiley                              Vice President
         Tracey Kiff-Judson                            Vice President - Operations and Trading
         Whitney F. Burr                               Second Vice President
         Marlene M. Ibsen                              Second Vice President
         Robin A. Jones                                Second Vice President
         John F. Taylor                                Second Vice President
         John J. Williams, Jr.                         Director and Assistant Compliance Officer
         Dennis D. D'Angelo                            Director
         George Markoulakis                            Director
         John H. Straka                                Director
         Thomas P. Tooley                              Director


        * Principal business address: One Tower Square, Hartford, Connecticut 06183

(c)         Not Applicable


Item 30.  Location of Accounts and Records

(1)         The Travelers Life and Annuity Company
            One Tower Square
            Hartford, Connecticut  06183


Item 31.  Management Services

Not Applicable.


Item 32.  Undertakings

The undersigned Registrant hereby undertakes:

(a) To file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for so long as payments under the variable annuity contracts may be accepted;

(b) To include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c) To deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

The Company hereby represents:


(a). That the aggregate charges under the Contracts of the Registrant described herein are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf in the City of Hartford, State of Connecticut, on July 9, 1998.

           THE TRAVELERS SEPARATE ACCOUNT SIX FOR VARIABLE ANNUITIES
                                  (Registrant)


                      THE TRAVELERS LIFE AND ANNUITY COMPANY
                                  (Depositor)

                         By: *IAN R. STUART
                             -----------------------------------------------
                                Ian R. Stuart
                                Senior Vice President, Chief Financial Officer, Chief Accounting Office and Controller


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on July 9, 1998.


*MICHAEL A. CARPENTER                                       Director, Chairman of the Board, President
-------------------------------------------                 and Chief Executive Officer
(Michael A. Carpenter)

*JAY S. BENET                                               Director and Senior Vice President
-------------------------------------------
(Jay S. Benet)

*GEORGE C. KOKULIS                                          Director and Senior Vice President
-------------------------------------------
(George C. Kokulis

*ROBERT I. LIPP                                             Director
-------------------------------------------
(Robert I. Lipp)

*IAN R. STUART                                              Director, Senior Vice President and
-------------------------------------------                 Chief Financial Officer,
(Ian R. Stuart)

*KATHERINE M. SULLIVAN                                      Director, Senior Vice President and
-------------------------------------------                 General Counsel
(Katherine M. Sullivan)

*MARC P. WEILL                                              Director
-------------------------------------------
(Marc P. Weill)



*By: Ernest J. Wright, Attorney-in-Fact

                                 EXHIBIT INDEX

Exhibit
No.            Description                                                                        Method of Filing
---------      -----------                                                                        ----------------
  1            Resolution of The Travelers Life and Annuity Company Board                          Electronically
               of Directors authorizing the establishment of the Registrant.

  3            Form of Distribution and Management Agreement among                                 Electronically
               the Registrant, The Travelers Life and Annuity Company and
               Tower Square Securities, Inc.

  3(b) Form of Selling Agreement. (Incorporated herein by reference to Exhibit 3(b) to the Registration Statement on Form N-4,
               File No. 333-40191, filed June 10, 1998.)

  4            Form of Variable Annuity Contract.                                                 To be filed by
                                                                                                  amendment

  5            Application.                                                                       To be filed by
                                                                                                  amendment

  6(a) Charter of The Travelers Life and Annuity Company, as amended on October 19, 1994. (Incorporated herein by reference to Exhibit 6(a) to the Registration Statement on Form N-4,
               File No. 333-40193, filed November 13, 1998.)

  6(b) By-Laws of The Travelers Life and Annuity Company, as amended on October 20, 1994. (Incorporated herein by reference to Exhibit 6(a) to the Registration Statement on Form N-4,
               File No. 333-40193, filed November 13, 1998.)

  9            Opinion of Counsel as to the legality of securities being                          Electronically
               registered by Registrant.

  10(a)        Consent of KPMG Peat Marwick LLP, Independent                                      To be filed by
               Certified Public Accountants.                                                      amendment

  13           Schedule for Computation of Total Return                                           To be filed by
               Calculations - Standardized and Non-Standardized.                                  amendment

  15           Powers of Attorney authorizing Ernest J. Wright or                                 Electronically
               Kathleen A. McGah as signatory for Michael A. Carpenter,
               Jay S. Benet, George C. Kokulis, Robert I. Lipp, Ian R.
               Stuart, Katherine M. Sullivan and Marc P. Weill.